Exhibit 4.13
Reed Elsevier Group PLC
Pearson PLC

AMENDED AND RESTATED
AGREEMENT
for the sale and purchase of the
shares and assets relating to the Assessment and
International Education Businesses of Reed Elsevier

21 May 2007

EXHIBITS REFERRED TO IN THIS AGREEMENT

Description

Exhibit 1	Third Party Assurances
Exhibit 2	Information on Target Companies
Part A:	Details of the Target Companies
Part B:	Details of the subsidiaries of the Target Companies
Exhibit 3	Registered Owned IP
Exhibit 4	Properties
Part A:	Information on Target Company Properties
Part B:	Information on Business Properties
Exhibit 5	Employees: List of Key Managers

AGREEMENT
dated 4 May 2007
PARTIES:
1.	REED ELSEVIER GROUP PLC of 1-3 Strand, London WC2N 5JR, UK (the Seller)

2.	PEARSON PLC of 80 Strand, London, WC2R 0RL UK (the Purchaser)
(together the parties).
RECITALS:
The parties have agreed that the transactions contemplated by this Agreement shall be completed (on the terms of and subject to this Agreement) as soon as practicable save only where there is a mandatory anti-trust restriction on closing. This Agreement provides, on the terms set out in clause 3 and elsewhere in this Agreement, for the Purchaser to be responsible for obtaining all necessary anti-trust approvals and accordingly for the Purchaser to bear all and any risk in connection with any anti-trust approval not being obtained by the relevant dates set out in this Agreement.
Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 16.
IT IS AGREED:
1. Sale and Purchase
1.1 The Seller (through the Share Sellers and the Business Sellers) shall sell, and the Purchaser (through the Share Purchasers and the Business Purchasers) shall purchase, the Shares and the Businesses on the terms set out in this Agreement.
1.2 Each Share Seller shall sell with Full Title Guarantee and free from all Third Party Rights, and each Share Purchaser shall purchase, the particular Set of Shares for which it is identified as the respective Share Seller or Share Purchaser in Part A of Schedule 1. Each Set of Shares shall be sold with all rights attaching to them at Closing including the right to receive all distributions and dividends declared, paid or made in respect of the relevant Shares after the Locked Box Balance Sheet Date.
1.3 Each Business Seller shall sell with Full Title Guarantee and free from all Third Party Rights other than Permitted Encumbrances, and each Business Purchaser shall purchase, the particular Business for which it is identified as the respective Business Seller or Business Purchaser in Part B of Schedule 1. Each Business shall be sold as a going concern with effect from Closing.

2. Price
2.1 At Assessment Closing the Purchaser shall pay to the Seller the Assessment Consideration in US dollars in accordance with clause 29.
2.2 At Assessment Closing the Seller shall pay to the Purchaser the Assessment Inter Company Consideration in US dollars in accordance with clause 29.
2.3 At ROW Education Closing the Purchaser shall pay to the Seller the ROW Education Consideration in US dollars in accordance with clause 29.
2.4 At ROW Education Closing the Purchaser shall pay to the Seller the ROW Education Inter Company Consideration in US dollars in accordance with clause 29.
2.5 At Australian Education Closing the Purchaser shall pay to the Seller the Australian Education Consideration in US dollars in accordance with clause 29.
2.6 At New Zealand Education Closing the Purchaser shall pay to the Seller the New Zealand Education Consideration in US dollars in accordance with clause 29.
2.7 At New Zealand Education Closing the Purchaser shall pay to the Seller the New Zealand Education Inter Company Consideration in US dollars in accordance with clause 29.
2.8 At South African Education Closing the Purchaser shall pay to the Seller the South African Education Consideration in US dollars in accordance with clause 29.
2.9
2.10 At South African Education Closing the Seller shall pay to the Purchaser the South African Education Inter At Global Library Closing the Purchaser shall pay to the Seller the Global Library Consideration in US dollars in accordance with clause 29.
2.11 The Consideration and the apportionment set out in Schedule 1 shall be adopted for all tax reporting purposes.
2.12 Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation, shall be made on the following basis:
(a)	if it is specifically referable to any particular Set of Shares (or to any Target Company or Target Companies in a particular Target Sub Group) or any particular Business or Business Asset, it shall so far as possible adjust the price paid for the relevant Shares or Business or Business Asset;

(b)	otherwise, it shall adjust the price for such Shares or Business as the Seller and the Purchaser agree to be appropriate in the circumstances; or in the absence of such agreement it shall adjust pro rata the price paid for the relevant Shares and that part of the price paid for the relevant Business as is attributable to goodwill.
2.13 The Seller and the Purchaser shall, as soon as practicable after the relevant Closing (and in any event within three months of such Closing), agree the proportion of the Business Consideration to be allocated to each of the Business Assets save that, in the case of the Business Assets to be sold by Reed International Books Australia Pty Limited and purchased by the Australian Business Purchaser (as defined in Schedule 12A), the Seller and the Purchaser shall promptly after the date of this Agreement (and in any event within 10

Business Days of the date of this Agreement), agree in writing the proportion of the Business Consideration to be allocated to each of these Business Assets.
3. Conditions to Closing
3.1 To the extent that the Proposed Transactions require approval pursuant to the competition laws of the United States under the Hart-Scott-Rodino Act, Assessment Closing shall be conditional on all Governmental Entities being empowered to grant such approval having either:
(i)	declined jurisdiction over the Proposed Transactions; or

(ii)	granted clearance, explicitly or through the expiration of the applicable waiting period, either unconditionally or subject to conditions, obligations, undertakings or modifications,
(the US Condition).
3.2 To the extent that the Proposed Transactions require approval pursuant to the competition laws of South Africa under the Competition Act 89 of 1998 (as amended), South African Closing shall be conditional on all Governmental Entities being empowered to grant such approval having either:
(i)	declined jurisdiction over the Proposed Transactions; or

(ii)	granted clearance explicitly or, through the expiration of the time period prescribed for their investigation, been deemed to have granted clearance, in both cases either unconditionally or subject to conditions, obligations, undertakings or modifications,
(the South African Condition).
3.3 For the avoidance of doubt, the Parties agree that none of the ROW Education Closing, the Australian Closing or the New Zealand Closing is conditional on any merger control clearance being received.
3.4 In the event that a Governmental Entity has issued a Request for Additional Information and Documentary Material (Second Request) under the Hart-Scott-Rodino Act in relation to the acquisition of the Assessment Business, the Purchaser shall:
(a)	in the case of a Second Request, take all measures necessary during the initial waiting period to limit the scope of such Second Request, and to certify substantial compliance with such Second Request as soon as reasonably practicable after the date of receipt of such Second Request (provided that the Seller shall also undertake to certify substantial compliance with the Second Request directed to the Seller as soon as reasonably practicable and to otherwise respond to and to seek to resolve promptly any requests for information, documents, data or testimony made by any Relevant Competition Authority;

(b)	offer (and not withdraw) such undertakings to any Governmental Entity as are necessary to ensure the fulfilment of the Conditions and the obligation in clause 3.6 below and shall do so at the time necessary to ensure the fulfilment of the Conditions and the obligation in clause 3.6 below. For the avoidance of doubt, such undertakings may include any condition, obligation, undertaking or modification relating in any manner whatsoever to (i) any undertaking, or any business, activities or assets of any undertaking, that is controlled by the Purchaser or any member of the Purchaser Group or (ii) to any Target Company, or any business, activities or assets of any Target Company.
3.5 The Purchaser shall have responsibility for making appropriate merger control notifications or approaches (each an Initial Notification) to the relevant Governmental Entity in each of the following countries:
(a) Australia;
(b) Germany;
(c) New Zealand;
(d) United States; and
(e) South Africa.
Where the Seller is obliged to make an Initial Notification in any of the jurisdictions set out in sub-clauses (a) to (d) above, it will do so promptly.
3.6 Without limiting the obligations in clause 3.5 above, the Purchaser shall, at its own cost, take, in order to consummate any and all of the transactions contemplated in this Agreement (including, for the avoidance of doubt, transactions other than those relating to the Assessment Business), all actions necessary:
(a)	to secure clearance (including by the expiration or termination of any applicable waiting period required by any Governmental Entity, including specifically such period under the Hart-Scott-Rodino Act) of each such transaction by 31 December 2007, save that this period may be extended to 31 January 2008 if, within a period of five Business Days before 31 December 2007, the Purchaser supplies to the Seller a written opinion from its US Antitrust Counsel stating that US Antitrust Counsel reasonably expects that, to the extent that the US Condition cannot be satisfied by 31 December 2007, it will be so satisfied by 31 January 2008; and

(b)	to resolve any objections asserted with respect to the acquisition of any of the Businesses under any competition or antitrust law raised by any Governmental Entity, and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any decree, judgment injunction or other order that would prevent, prohibit, restrict or delay the Closing, including:
(i)	executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity;

(ii)	selling, divesting or otherwise conveying any or all assets or categories of assets or businesses of the Purchaser; and

(iii)	agreeing to sell, divest or otherwise convey particular assets or categories of assets or businesses of the Seller contemporaneously with or subsequent to the Closing of the relevant Target Business(es).

All such actions shall be taken within the time necessary to secure compliance with the obligation in this clause 3.6. The obligation in this clause 3.6 shall be unconditional and shall not be qualified by best efforts.
3.7 The Purchaser shall have responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required to satisfy any relevant Condition or pursuant to its obligations under clause 3.6 above, and shall take all steps necessary for that purpose (including making appropriate submissions, notifications and filings). Each of the Purchaser and the Seller shall (i) cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filings or meetings or presentations to or for any Governmental Entity; and (ii) permit the other party to review and incorporate the other party’s reasonable comments in any communication given by it to Governmental Entity; provided, however, that Purchaser will control the form and substance of any written submission to any Governmental Entity. Further, with respect to obtaining consents, approvals or actions of any Governmental Entity which are required to satisfy any relevant Condition pursuant to this clause 3.7:
(a)	each of the Purchaser and the Seller will promptly notify the other party (and provide copies or, in the case of non-written communications, details) of any such communication and shall do so in relation to any communication in relation to any European regulator on the same day as receipt of such communication and generally shall do so as soon as reasonably practicable, except that the Purchaser and the Seller may designate portions of any such written or non-written communications as being provided on an outside-counsel or outside-antitrust-counsel basis only where such communications contain confidential information;
(b)	neither the Purchaser nor the Seller will independently participate in any meeting or face to face discussion with any Governmental Entity in respect of any submissions, notifications, filings, undertaking or other inquiry without giving the other party to this Agreement prior notice of the meeting and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend;
(c)	the Purchaser will provide to the Seller a copy of each communication with any Governmental Entity promptly following the submission of such communication; and
(d)	the Purchaser will regularly review with the Seller the progress of any notifications or filings with a view to obtaining clearance from any Governmental Entity at the earliest reasonable opportunity; and
(e)	the Seller shall not initiate nor make any statements, offers, presentations or representations to any Governmental Entity with respect to the Purchaser’s obligations under clause 3.4, clause 3.5 and clause 3.6 of this Agreement or with respect to any other structural or conduct remedy or clearance or approval from any Governmental Entity without the prior consent of the Purchaser.
3.8 Except in respect of those jurisdictions set out in clause 3.5 above, the Purchaser shall not, in relation to any of the transactions contemplated by this Agreement, prior to completion of that transaction, make any merger notification or similar notification/filing with any Governmental Entity which is not required as a matter of law or regulation in order to fulfil either the US Condition or the South African Condition without prior consultation with the Seller as to the making of it and to its form and content.
3.9 The Seller will cooperate fully with the Purchaser and will promptly provide:

(a)	the Purchaser and any Governmental Entity with any information and documents reasonably required for the purpose of making any submissions, notifications and filings to any such Governmental Entity;
(b)	the Purchaser’s outside counsel with any information and documents reasonably requested to respond to any inquiry by a Governmental Entity, including documents submitted in connection with the notification required by the Hart-Scott-Rodino Act; and
(c)	the Purchaser or the Purchaser’s outside counsel with any information or assistance reasonably required to assist in resolving any objections asserted with respect to the acquisition of the businesses under any competition or anti-trust law raised by any Governmental Entity, including information to enable the Purchaser to identify potential divestments.
3.10 For the avoidance of doubt, once completion has taken place in relation to any transaction contemplated by this Agreement, then nothing in this clause 3 shall impose any obligations on the Purchaser in relation to that transaction or matters arising from that transaction, or prevent the Purchaser from making any merger notification or filing or communication with any Governmental Entity, without restriction, in relation to that transaction or matters arising from that transaction.
3.11 The Conditions may only be waived by written agreement between the Seller and the Purchaser.
3.12 The parties will notify each other promptly upon becoming aware of any matter or issue which may threaten, prevent or delay the timely fulfilment of any Condition.
3.13 The Purchaser shall notify the Seller promptly upon becoming aware that either of the Conditions has been fulfilled.
3.14 The first Business Day in London on or by which the US Condition has been fulfilled (or waived in accordance with clause 3.11) is the Assessment Date.
3.15 The first Business Day in London on or by which the South African Condition has been fulfilled (or waived in accordance with clause 3.11) is the South African Education Date.
3.16 For the avoidance of doubt, the parties confirm that the acquisition of each of the Target Businesses is not inter-conditional.
4. Pre-Closing Undertakings
4.1 From the date of this Agreement until Closing the Seller shall (except as may be approved by the Purchaser) ensure that the Target Business is carried on, in all material respects, only in the ordinary course, in substantially the same manner as previously conducted. In addition, from the date of this Agreement until Closing, the Seller shall comply with the obligations set out in Schedule 7.
4.2 The Seller and the Purchaser agree that they will establish a protocol governing the Purchaser’s receipt of and access to information in the period between the date of this Agreement and the obtaining of applicable merger control clearance in each relevant country with a view to ensuring that such behaviour does not contravene any order, law, rule or regulation governing the extent to which the Purchaser may have access to information concerning any Target Business. The Seller and the Purchaser agree that no term of this Agreement shall be construed so as to require the contravention of any order, law, rule or regulation governing the extent to which the Purchaser may have access to information concerning any Target Business in the period between the signing of this Agreement and the obtaining of applicable merger control clearance in each relevant country.
4.3 In no event shall Schedule 7 be construed to permit the Purchaser to direct the affairs of any Target Business prior to Closing in respect of such Target Business.
4.4 From the date of this Agreement to Closing upon reasonable prior written notice, the Seller, the Target Companies and the Business Sellers (in relation to the Businesses) shall, and shall each cause its subsidiaries, officers, directors, employees and representatives to, afford the officers, employees and those of the representatives of the Purchaser who have a bona-fide reason to access information belonging to the Target Companies or the Business Sellers (in relation to the Businesses) (e.g., (without limitation) to obtain information in furtherance of permissible pre-closing integration planning) reasonable access, consistent with applicable law, at all reasonable times to its officers, employees, representatives, properties, offices, and other facilities and to all books and records, and shall furnish the Purchaser with all financial, operating and other data and information as the Purchaser, through its officers, employees or representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing and save as expressly contemplated by the parties pursuant to this Agreement, for example to prepare divesture arrangements which the Purchaser reasonably considers appropriate in order to enable it to satisfy the Conditions, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Target Business or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Seller nor the Target Companies nor the Business Sellers shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Target Companies or the Business Sellers or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. All disclosed information will be subject to Clause 31 (Confidentiality) of this Agreement.
5. No Leakage Undertaking
5.1 Other than any Permitted Leakage, the Seller undertakes to the Purchaser that during the period from the Locked Box Balance Sheet Date to and including the Closing Date neither it nor any of its Affiliates has received or will receive, has agreed to receive or will agree to receive, or has the right to receive or will have the right to receive, any Leakage or Benefit from any Target Company.
5.2 Save in respect of tax, the Seller warrants and undertakes that since the Locked Box Balance Sheet Date no Target Company has paid nor has become or will become obliged to pay any third party costs relating to the Proposed Transaction.
5.3 In the event of any Leakage to the Seller or any of its Representatives (other than any Permitted Leakage) during the period from the Locked Box Balance Sheet Date to and including the Closing Date, then the Seller shall on demand by the Purchaser pay to the relevant Target Company (or as the Purchaser directs) an amount in cash equal to such

Leakage received by it (other than any tax) plus an amount equal to the total interest that would accrue on a deposit of an amount equal to such Leakage, made on the date on which it was received by the Seller or its Representative as appropriate, and which carries interest (accrued daily) at LIBOR.
6. Closing
6.1 Assessment Closing shall take place at the London offices of the Seller’s lawyers on the third Business Day after the Assessment Date (the Assessment Closing Date). ROW Education Closing shall take place at the London offices of the Seller’s lawyers on the tenth Business Day after the date of this Agreement (the ROW Education Closing Date). South African Education Closing shall take place at the London offices of the Seller’s lawyers on the third Business Day after the South African Education Date (the South African Education Closing Date). Australian Education Closing shall take place at the London offices of the Seller’s lawyers on the Australian Education Closing Date. New Zealand Education Closing shall take place at the London offices of the Seller’s lawyers on the New Zealand Education Closing Date Global Library Closing shall take place at the London offices of the Seller’s lawyers on the third Business Day after the later of:
(a)	the Assessment Date; or

(b)	the clearance of the Proposed Transactions (to the extent that UK competition law applies to the Proposed Transactions, and whether unconditionally or subject to conditions) by the UK Office of Fair Trading or the UK Competition Commission,
(the Global Library Closing Date).
6.2 At Assessment Closing, ROW Education Closing, South African Education Closing, Australian Education Closing, New Zealand Education Closing and Global Library Closing, each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates in Schedule 8 that are relevant to the Assessment Business, ROW Education Business, the South African Education Business, the Australian Education Business , the New Zealand Education Business and the Global Libarary Business as appropriate.
6.3 Subject to the limits contained herein, each of the parties shall take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under the applicable law in the relevant jurisdiction, and execute and deliver such documents and other papers as may be required to consummate the Proposed Transactions at the times contemplated.
7. Good Faith
The parties agree to act in good faith to give effect to the following provisions of this Agreement, and shall not seek to avoid the intent of such provisions:
(a)	clause 4.4 (Pre-Closing Undertakings);

(b)	clause 16 (Brand Transition);

(c)	clause 24 (Separation and, Transition);

(d)	clause 33 (Transfer of Assets);

(e)	clause 34 (Further Assurances);

(f)	Schedule 8 (Closing Arrangements); and

(g)	Schedule 9 (Business Contracts).
8. Seller Warranties and Indemnity
8.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties. The Warranties are given subject to the limitations set out in Schedule 5 and the limitations set out in the Tax Covenant insofar as they are expressed to apply to the Tax Warranties.
8.2 The Seller further warrants to the Purchaser that the Warranties contained in paragraphs 1.2(b), 1.2(c), 1.2(e) and 1.3 of Part A of Schedule 3 will be true and accurate at Closing as if they had been repeated at Closing.
8.3 None of the limitations in Schedule 5 or the Tax Covenant shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation or criminal offence with respect to tax by any director, officer or employee of any member of the Seller Group.
8.4 The Seller agrees to indemnify the Purchaser and any member of the Purchaser Group against any liability arising from any breach by Harcourt Assessment Inc (or otherwise by the Assessment Business) of, or any penalty imposed in relation to, any State Testing Contract (Relevant Liability or Penalty) that occurred prior to the date of this Agreement, except to the extent that such Relevant Liability or Penalty was provided for in the Locked Box Balance Sheet. The parties agree that any Relevant Liability or Penalty that occurs during the period between the date of this Agreement and the Assessment Closing Date shall be borne by the parties equally, and the parties agree to ensure that all reasonable steps are taken to mitigate any such Relevant Liability or Penalty
8.5 The parties agree that any amounts owed by the Seller pursuant to clause 8.4 shall first be reduced by both:
(a)	any payments received after the Locked Box Balance Sheet Date (and not reflected in the Locked Box Balance Sheet as an asset) in connection with the historic testing contract with the State of Virginia (whether such payments are received before or after any claim pursuant to clause 8.4); and

(b)	the amount of the aggregate provisions in the Locked Box Balance Sheet which have, at the time the claim in relation to such amounts has been made by the Purchaser pursuant to clause 8.4, been released following any settlement, judgement by the relevant state or other formal determination (in accordance with the relevant consistent accounting practice), so long as not previously applied in reducing any other payment made or which would otherwise have been made under this clause 8.4.
9. Purchaser Warranties
9.1 The Purchaser warrants to the Seller as at the date of this Agreement in the terms of the warranties set out in Schedule 6.
9.2 Neither the Purchaser nor any Designated Purchaser shall be liable for any claim for breach of any warranty set out in Schedule 6 if and to the extent that the Seller is aware at the date of this Agreement as a result of full, clear and accurate disclosure by the Purchaser (i) of the fact or circumstances which is the subject matter of the claim and (ii) that the fact or circumstance could reasonably be expected to amount to such claim.
10. Conduct of Purchaser Claims
If the Purchaser or any Designated Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim), or of any other matter or circumstance, which might result in a Non-Tax Claim being made, the Purchaser shall:
(a)	promptly give notice of the Third Party Claim or other matter or circumstance to the Seller, including all reasonable information relating to such Third Party Claim or other matter or circumstance, but the failure so to notify the Seller will not relieve the Seller of any liability that it may have to the Purchaser, except to the extent that the Seller demonstrates that the defence of such Third Party Claim or other matter or circumstance is prejudiced by the Purchaser’s failure to give such notice;
(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Seller;
(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:
(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to assume primary conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim in consultation with the Purchaser and/or the relevant member of the Purchaser Group; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

11. No Rights of Rescission or Termination
Neither the Purchaser nor any Designated Purchaser shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.
12. Business Assets, Contracts and Liabilities
12.1 Nothing in this Agreement or any Transaction Document shall operate to transfer any of the Excluded Assets to the Purchaser (or any Business Purchaser) or make the Purchaser (or any Business Purchaser) liable for any of the Excluded Liabilities, save that clause 14 shall apply in relation to the Business Properties and clause 2 and Schedule 13 shall apply in relation to Inter Company Debt. For the avoidance of doubt, the Seller Group shall (i) retain any and all Excluded Liabilities and (ii) indemnify the Purchaser and each of its Affiliates against any and all such Excluded Liabilities and any and all Costs suffered or incurred by any of them as a result of such Excluded Liabilities.
12.2 Each Business Purchaser shall, save as otherwise provided in this Agreement, from Closing (i) assume and discharge when due any and all Assumed Liabilities of the Business Seller (including obligations arising under the Business Contracts, except to the extent that such obligation arises from a breach of the relevant Business Contract that occurs prior to the Locked Box Balance Sheet Date) relating to the relevant Business and (ii) (save in respect of any Assumed Liability in respect of which the Seller has agreed to indemnify the Purchaser, or otherwise expressly for the Seller’s account under this Agreement) indemnify the Seller and each of its Affiliates against any and all such Assumed Liabilities and any and all Costs suffered or incurred by any of them as a result of any such Assumed Liabilities or any failure to perform and discharge any obligations arising under the Business Contracts, except to the extent that such obligation arises from a breach of the relevant Business Contract that occurs prior to the Locked Box Balance Sheet Date.
12.3 After Closing, the Purchaser shall at its cost execute and deliver all such further documents and/or take such other action as the Seller may reasonably request in order to effect the release and discharge in full of the relevant member of the Seller Group from any Assumed Liabilities or the assumption by the Purchaser (or a Designated Purchaser) as the primary obligor in respect of any Assumed Liabilities in substitution for the relevant member of the Seller Group (in each case on a non-recourse basis to any member of the Seller Group).
12.4 The provisions of Schedule 9 shall apply if and to the extent that the benefit and/or burden of any of the Business Contracts and Business Claims cannot be assigned or transferred to the Purchaser or the relevant Designated Purchaser except by an agreement of novation or without obtaining a consent, approval, waiver or the like to the assignment or transfer from a third party (such agreement of novation or consent, a Third Party Consent).
13. Protection of the Purchaser’s Interests
13.1 In this clause:
(a)	Competing Business means a business, other than a Permitted Business, which is carried on within the Protected Territories and which wholly or partly competes or proposes to compete with the Assessment Business, the ROW Education Business, the South African Education Business, the Australian Education Business, the New Zealand Education Business or the Global Library Business or any part of them, as appropriate;
(b)	Permitted Business means: (i) any trade or business of a type carried on at the date of this Agreement by (aa) any member of the Seller Group (other than, subject to (bb), a Business Seller) or (bb) any Business Seller, (other than the Businesses); and (ii) any trade or business of the Harcourt Education Division;
(c)	Protected Territories means United Kingdom, the United States of America, the Netherlands, France, Germany, Sweden, South Africa, Botswana, Australia and Canada;
(d)	Recognised Investment Exchange means any body of persons which is a recognised investment exchange for the purpose of the Financial Services and Markets Act 2000;
(e)	Restricted Goods or Services means goods or services of the same type or substantially the same type as, or competitive with, any goods or services supplied by or to a Target Company or, in relation to the Businesses, a Business Seller, at Closing (in relation to the Assessment Business, the ROW Education Business, the South African Education Business, the Australian Education Business, the New Zealand Education Business or the Global Library Business, as appropriate), but excluding goods and services supplied by or to the Seller Group as part of the Permitted Business; and
(f)	references to acting directly or indirectly include (without prejudice to the generality of that expression) acting alone or on behalf of any other person or jointly with or through or by means of any other person, or procuring a parent, subsidiary, or associated company to so act.
13.2 Competition
The Seller covenants with the Purchaser that until the expiration of 12 months from Closing, it shall not directly or indirectly carry on or be engaged or interested in a Competing Business save that it may hold for investment:
(a)	up to 3% of any class of securities quoted or dealt in on a Recognised Investment Exchange; and

(b)	up to 20% of any class of securities not so quoted or dealt.
The restriction in this clause 13.2 shall not affect or prohibit the Seller or any of its Affiliates from acquiring (or holding subsequent to an acquisition) any shares in a company or other undertaking if those activities contribute less than 10% of that company’s or undertaking’s consolidated annual sales.
13.3 Customers
The Seller covenants with the Purchaser that until the expiration of 12 months from Closing, it shall not directly or indirectly accept orders for, or supply or cause orders to be accepted for, or cause to be supplied, Restricted Goods or Services to any person who, to its knowledge, at any time during the 12 months up to and including Closing:

(a)	was provided with such Restricted Goods or Services by a Target Company or, in relation to the Businesses, a Business Seller; or
(b)	was negotiating with a Target Company or, in relation to the Businesses, a Business Seller, in relation to orders for such Restricted Goods or Services, for the purpose of offering to that person such Restricted Goods or Services.
13.4 The Seller covenants with the Purchaser that until the expiration of 12 months from Closing, it shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached any person who, to its knowledge, at any time during the 12 months up to and including Closing:
(a)	was provided with Restricted Goods or Services by a Target Company or, in relation to the Businesses, a Business Seller; or
(b)	was negotiating with a Target Company or, in relation to the Businesses, a Business Seller, in relation to orders for or the supply of Restricted Goods or Services, for the purpose of offering to that person such Restricted Goods or Services.
13.5 Suppliers
The Seller covenants with the Purchaser that until the expiration of 12 months from Closing, it shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached for the purpose of obtaining the supply of Restricted Goods or Services, any person who, to its knowledge, supplied a Target Company or Target Business with any such goods or services at any time during the 12 months prior to Closing, where it is reasonably likely that such soliciting, canvassing or approaching would, if successful, materially prejudice the ability of a Target Company or the Businesses to procure or the terms on which it is able to procure, the supply of such Restricted Goods or Services.
13.6 Employees
Subject to clause 13.7, the Seller covenants with the Purchaser that until the expiration of 12 months from Closing, it shall not directly or indirectly solicit or entice away or endeavour to solicit or entice away or cause to be solicited or enticed away from a Target Company or the Businesses, exclusively or predominantly in relation to the Assessment Business, the ROW Education Business, the South African Education Business, the Australian Education Business, the New Zealand Education Business or the Global Library Business, as appropriate, any person who is, and was at Closing, employed or directly or indirectly engaged by a Target Company or the Businesses, whose departure from a Target Company or the Businesses would have a material adverse effect on the Target Business, with a view to inducing that person to leave such employment or engagement (whether or not such person would commit a breach of his contract of employment or engagement by reason of leaving).
13.7 The restrictions in clause 13.6 shall not apply to: (i) any public advertisements for employment placed by the Seller and not specifically targeted at persons employed or engaged by a Target Company or a Business Purchaser; (ii) any person employed or engaged by a Target Company or a Business Purchaser contacting the Seller on his or her own initiative without any direct or indirect solicitation by or encouragement from the Seller; or (iii) any person employed or engaged by a Target Company or Business Purchaser who ceases to be employed or engaged by a Target Company or Business Purchaser otherwise than in connection with any restricted action prohibited under clause 13.6.
13.8 Severability
Each of the restrictions set out in sub-clauses 13.2(a), 13.2(b), 13.3(a), 13.3(b), 13.4(a) 13.4(b), 13.5 and 13.6 of this Agreement is separate and severable and, in the event of any such restriction (including the defined expressions in clause 13.1) being determined as unenforceable in whole or in part for any reason, such unenforceability shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction. The restrictions in sub-clauses 13.2 shall be deemed to be separate and severable in relation to each of the Protected Territories.
13.9 The restrictions entered into by the Seller in sub-clauses 13.2(a), 13.2(b), 13.3(a), 13.3(b), 13.4(a) 13.4(b), 13.5 and 13.6 are given to the Purchaser for itself and for a Target Company or Target Business and the Seller agrees that it will at the request and cost of the Purchaser enter into a further agreement with a Target Company or Target Business whereby it will accept restrictions corresponding to the restrictions in this Agreement (or such of them as the Purchaser in its absolute discretion shall deem appropriate).
14. Business Properties
Notwithstanding any other provisions of this Agreement, the provisions of Schedule 10 shall apply in respect of the Business Properties and to the extent that reference is made in Schedule 10, its provisions shall apply to certain Target Company Properties.
15. Intellectual Property
15.1 Save as provided for in clause 16, nothing in this Agreement shall give to the Purchaser Group any rights (including IP) in the names of “Reed”, “Reed Elsevier”, “Elsevier” or “Harcourt” or any name or mark incorporating any of them (Excluded IP), whether as Target Company IP, Owned IP or otherwise. All such rights owned by the Seller Group shall continue to vest solely in the Seller Group.
15.2 Subject to clause 15.1, the Seller will procure that the Target Companies and the Business Purchasers have at the relevant Closing rights to the IP of the Seller Group to the extent that such rights are needed for the conduct of the Target Business as at the date of this Agreement.
15.3 The Seller shall procure that any material Intellectual Property Rights that are used exclusively or predominantly in relation to the Target Business other than the Target Company IP and which are owned by a member of the Seller Group (other than the Business Sellers or a Target Company) are transferred to the Purchaser at Closing.
15.4 Subject to clause 15.1, the provisions of Schedule 11 shall apply in respect of the use of IP by the Purchaser Group and by the Seller Group after Closing.

16. Brand Transition
16.1 The Purchaser shall procure that:
(a)	as soon as reasonably practicable in each relevant jurisdiction after the Closing Date, the name of any Target Company which consists of or incorporates any of the words “Reed”, “Reed Elsevier”, “Elsevier” or “Harcourt” is changed to a name which does not include such word or words, or any name which is substantially or confusingly similar;
(b)	Subject to clauses 16.3 and 16.4 as soon as reasonably practicable after the Closing Date and in any event within 6 months afterwards, the Target Companies and the Businesses shall cease to use or display any trade or service name or mark, business name, logo or domain name used or held by any member of the Seller Group or any mark, name or logo which is substantially or confusingly similar to any of them.
16.2 On or as soon as possible after Closing, the Purchaser and the Seller shall send out a joint notice in the Agreed Form to an agreed list of the suppliers, customers and clients of the Target Business advising them of the transfer of the Target Business.
16.3 The Purchaser and the Target Companies shall be entitled to continue to use the Excluded IP on any products;
(a)	held by or on behalf of the Target Business; or

(b)	received pursuant to orders made by or on behalf of the Target Business; or

(c)	in the process of being printed or published by or on behalf of the Target Business and in respect of which discontinuing the use of the Excluded IP is not reasonably achievable; in each case on or before Closing; or

(d)	returned to the Target Business any time after Closing,
until such stock of products is sold, used or otherwise disposed of or written off as obsolete.
16.4 Subject to clause 16.3 the Purchaser and Reed Publishing (NZ) Ltd shall cease to use the name “Reed” as soon as practicable after receiving clearance from the New Zealand Commerce Commission or after such clearance becomes unnecessary.
17. Business Employees
17.1 The relevant Business Purchaser shall:
(a)	Except in relation to Business Employees employed in the US, make offers of employment to the relevant Business Employees on terms and conditions (which shall include treating any period of service with any member of the Seller Group as if it were service with the Business Purchaser and an assumption of all accrued and pro rata leave entitlements) which are no less favourable taken as a whole than those on which each such Business Employee was employed by the relevant member of the Seller Group immediately prior to the Closing Date (subject to any requirements of local law in the relevant jurisdiction);

(b)	except in relation to Business Employees employed in the US, include in its offers of employment a condition that in accepting such offer, the employment of an accepting Business Employee with the relevant member of the Seller Group will terminate by mutual agreement and where those Business Employees accept such offers of employment, the Seller will ensure that they are released from employment with the relevant member of the Seller Group with effect from the close of business on the Closing Date or on the date of acceptance of employment with the Business Purchaser, if later;
(c)	make offers of employment to each relevant Business Employee employed by the US Global Library Business in the US as of the Education Closing Date, including any such individuals on approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term or long-term disability leave of absence) from US Global Library Business on the Education Closing Date (the US Transferred Employees), provided, however, that an individual on a long-term disability leave from the US Global Library Business on the Education Closing Date shall become a US Transferred Employee upon his or her return to active employment, on terms and conditions (which shall include treating any period of service, and including any period of service with a predecessor entity, but only to the extent such predecessor service was credited as service for purpose of the relevant Current US Benefit Plans, for purposes of eligibility and vesting, but not for benefit accrual with respect to any defined benefit scheme with any member of the Seller Group as if it were service with the Business Purchaser) which, until the 1-year anniversary of the Education Closing Date, are comparable in the aggregate to those terms and conditions on which US Transferred Employees were employed by the US Global Library Business immediately before Closing (save that the relevant Business Purchaser shall not be required to provide a particular level of pension, death or retirement benefits after the Closing Date), provided, however, that the value of such retirement benefits shall be included in determining the “comparable in the aggregate” standard referred to above;
(d)	indemnify the Seller or the relevant member of the Seller Group against the costs associated with the Business Employees’ employment after Closing and the termination of the Business Employees’ employment with the relevant member of the Seller Group;
(e)	provide the offer letters or with respect to the US Transferred Employees offer letter or other communications (i) to the Seller for review and comment by no later than 10 Business Days before Closing; and (ii) to the Business Employees for consideration by no later than 8 Business Days before Closing and the Seller shall provide to the Purchaser for its review and comment, copies of all communications to Business Employees regarding the transactions contemplated pursuant to this Agreement;
(f)	in relation to Business Employees employed in the US, be responsible for any liability arising under the Worker Adjustment and Retraining Notification Act (the WARN Act) for actions that the relevant Business Purchaser takes on or after the Closing Date. The parties hereto intend that the Purchaser will pursuant to this clause 17.1(f) be responsible for actions taken during the 90-day period following the Closing Date that give rise to any such liability as a result of aggregating such actions with actions taken by the Seller Group prior to the Closing Date. The Purchaser hereby indemnifies the Seller Group against and agrees to hold the Seller Group harmless from any and all damages incurred or suffered by the Seller Group or any other member of the Seller Group with respect to liabilities and obligations described in this clause 17.1(f); and

(g)	in relation to Business Employees employed in the US, for a period of not less than one (1) year from and after the Closing Date, provide to the relevant Business Employees who accept its offers of employment as of the Closing Date, redundancy/severance policies of the Seller Group that were provided to such employees as of the Closing Date (the Severance Policies). In the event that the relevant Business Purchaser shall terminate the employment of any such Business Employee within such one-year period, the Purchaser will pay to such Business Employee not less than the full amount to which such Business Employee would have been entitled under the applicable Severance Policy had such policy continued to be applicable with respect to the Business Employee, it being agreed that, for purposes of determining such amount, the Purchaser will credit such Business Employee with his or her years of employment with the Seller Group plus the term of his or her employment with the Purchaser.
17.2 The Purchaser shall provide the Seller with such information as the Seller may reasonably request in writing as is necessary for the Seller or any of the Business Sellers to comply with any legal requirement (whether statutory or pursuant to any written agreement with any trade union or other employee body) in relation to the Proposed Transactions to consult with or inform the Business Employees (or any of them), a relevant trade union or any other employee representatives.
17.3 The Purchaser shall be indemnified against claims made by or on behalf of Employees according to the provisions found at Schedule 4.
18. Employees of Harcourt Assessment Inc.
18.1 The relevant Share Purchaser shall cause Harcourt Assessment Inc. to continue the employment of each US Business Employee employed by Harcourt Assessment Inc. on the Assessment Closing Date, including any such individuals on approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term or long-term disability leave of absence) from Harcourt Assessment Inc. on the Assessment Closing Date (the US Affected Employees), provided, however, that an individual on a long-term disability leave from Harcourt Assessment, Inc. on the Assessment Closing Date shall become an Affected Employee upon his or her return to active employment, on terms and conditions (which shall include treating any period of service, and including any period of service with a predecessor entity, but only to the extent such predecessor service was credited as service for purpose of the relevant Current US Benefit Plans, for purposes of eligibility and vesting, but not for benefit accrual with respect to any defined benefit scheme with any member of the Seller Group as if it were service with the Share Purchaser) which, until the 1-year anniversary of the Assessment Closing Date, are comparable in the aggregate to those terms and conditions on which Affected Employees were employed by Harcourt Assessment Inc. immediately before Closing (save that the relevant Share Purchaser shall not be required to provide a particular level of pension, death or retirement benefits after the Closing Date), provided, however, that the value of such retirement benefits shall be included in determining the “comparable in the aggregate” standard referred to above.
18.2 The Seller shall retain, and the relevant Share Purchaser shall have no responsibility for, any and all liabilities that have arisen or may arise with respect to (i) any Seller Plan or US Benefit Plan that is not an Assessment Benefit Plan (as such term is herein defined), and (ii) any former US Business Employee or former employee who is not a US Affected Employee.

18.3 Without limiting the scope of clause 18.2, the Seller shall assume and be responsible for (i) claims for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred on or prior to the Assessment Closing Date by US Affected Employees, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring on or prior to the Assessment Closing Date with respect of any US Affected Employees and their beneficiaries and dependents. The relevant Share Purchaser shall be responsible for (i) disability benefits and workers compensation benefits for US Affected Employees for claims incurred after the Assessment Closing Date, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring after the Assessment Closing Date with respect to US Affected Employees and their beneficiaries and dependents. Reed Elsevier Inc. shall, in accordance with past practice, continue to charge its standard allocation approximating the costs relating to such claims to Harcourt Assessment Inc. to the extent that these are incurred after the Locked Box Balance Sheet Date but prior to the Assessment Closing Date. For purposes of this clause 18.3, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided that claims relating to a hospital confinement that commences on or prior to the Assessment Closing Date but continues thereafter shall be treated as incurred on or prior to the Assessment Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Assessment Closing Date. A disability or workers compensation claim shall be considered incurred on or prior to the Assessment Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Assessment Closing Date.
18.4 No Employee Rights: Termination/Modification of Plans. The provisions of clause 18 are solely for the benefit of the respective parties to this agreement and nothing in this clause 18, express or implied, shall confer upon any Affected Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this clause 18, expressed or implied, shall be construed to prevent Purchaser from terminating or modifying to any extent or in any respect any benefit plan that the Purchaser may establish or maintain.
19. Employees’ Share Schemes
19.1 Where the Purchaser or any member of the Purchaser Group is responsible for withholding income tax and/or social security contributions, to be accounted for to the revenue authorities in any jurisdiction, resulting from, or otherwise in connection with, the participation by any of the Employees in any employees’ share scheme operated by the Seller or any member of the Seller Group:
(a)	the Seller shall provide the Purchaser in a timely manner with sufficient information to enable the Purchaser or the relevant member of the Purchaser Group to fulfil its obligations to the revenue authorities in any jurisdiction;
(b)	the Seller shall withhold from any amount to be paid to any Employee pursuant to any employee share scheme sufficient to reimburse the Purchaser or the relevant member of the Purchaser Group for such withholding of income tax and/or social security contributions and, subject to paragraph 5 of Part B of Schedule 12A, shall pay or procure the payment of such amount to the Purchaser in a timely manner (and in any event no later than five Business Days before the date on which the

Purchaser or the relevant member of the Purchaser Group is obliged to account for such amount to the revenue authorities in any jurisdiction); and
(c)	subject to paragraph 5 of Part B of Schedule 12A, the Seller shall pay to the Purchaser, by way of an adjustment to the Consideration, an amount equal to all employer’s social security contributions for which the Purchaser or any member of the Purchaser Group becomes liable as a result of the participation by any of the Employees in any employees’ share scheme operated by the Seller or any member of the Seller Group, in a timely manner (and in any event no later than five Business Days before the date on which the Purchaser or the relevant member of the Purchaser Group is obliged to account for such amount to the revenue authorities in any jurisdiction), provided that the Seller shall not be obliged to make any such payment unless the aggregate of all amounts owed pursuant to this clause 19.1(c) is greater than US$20,000.
19.2 For the purposes of this Agreement, a Share Scheme Payment shall mean:
(a)	any payment made by any Target Company or by any member of the Purchaser Group in respect of which the Seller is liable to make a payment under clause 19.1(b) or (c); and/or
(b)	any award of shares or grant of options made by any Target Company under an employees share scheme operated by the Seller or the Seller Group; and/or
(c)	any other award of, grant, contribution or event in respect of which the Seller is liable to make a payment under clause 19.1(b) or (c); and/or
(d)	the exercise by any Employee of an option or other right to acquire shares granted by the Seller or any member of the Seller’s Group prior to the Closing Date.
19.3 The Seller will make all necessary returns of information relating to the participation by any of the Employees in any employees’ share scheme operated by the Seller or any member of the Seller Group to the revenue authorities in any relevant jurisdiction within the appropriate time limits.
20. Retirement Benefits
20.1 United Kingdom
(a)	The Seller will use all reasonable endeavours to procure that prior to the Closing Date, Reed Elsevier (UK) Limited amends the rules of the Reed Elsevier Pension Scheme to reapportion the debt that would arise under section 75 of the Pensions Act 1995 (as amended) on an employer cessation event (within the meaning of regulation 6(4) of the Occupational Pension Scheme (Employer Debt) Regulations 1995) occurring in relation to any of the Target Companies so that such Target Companies are liable for no more than a nominal amount.
(b)	Subject to paragraph 5 of Part B of Schedule 12A, the Seller undertakes to the Purchaser and the Target Companies from time to time to pay to the Purchaser a sum equal to the full amount of any liability or costs arising on or after the Closing

Date which the Purchaser or any Target Company or any of their Associated or Connected Persons may on or after Closing sustain, incur or pay (to the extent any liability is not the result of any act or omission of the Purchaser, any pension scheme or arrangement established by the Purchaser or any Target Company after the Closing Date) in respect of:
(i)	any order, direction or notice made by the Pensions Regulator which requires the Purchaser, any Target Company or any person Connected with or Associated with the Purchaser or any Target Company to contribute to any retirement benefits plan in which the Seller operates or participates; make a payment to the Board of the Pension Protection Fund; or provide financial support in relation to any retirement benefits plan in which the Seller operates or participates (including without limitation a contribution notice or a financial support direction under the Pension Act 2004);

(ii)	any debt which becomes due from any Target Company under section 75 or section 75A of the Pensions Act 1995 in respect of cessation of participation in the Reed Elsevier Pension Scheme;

(iii)	the termination and/or winding-up of the Reed Elsevier Pension Scheme;

(iv)	any liability in respect of Employees or former Employees of the Target Companies to the extent any such liability relates to a Seller Plan operated in the UK in respect of their service prior to the Closing Date;

(v)	any other costs, expenses, damages, compensation, fines and other losses and liabilities which may be incurred to the extent any such claim relates to a Seller Plan operated in the UK or arising in relation to the participation of the Target Companies in the relevant Seller Plan.
20.2 For the purposes of this Agreement, a Pension Funding Payment shall mean:
(a)	any amount paid, sustained or incurred by the Purchaser or any Target Company or by their Associated Persons or Connected Persons in respect of which the Seller is liable to make a payment under clause 20.1; and/or
(b)	any other award, grant, contribution or event in respect of which the Seller is liable to make a payment under clause 20.1.
20.3 United Kingdom
The Purchaser shall ensure that the Employees of the Target Companies in the UK shall have the same access to and rights under the relevant Purchaser UK Retirement Plans, in respect of their service with the Purchaser Group on and after the Closing Date, as an ordinary employee hired by the Purchaser Group in the UK on or after the Closing Date and performing the same or similar work.
20.4 United States
(a)	The Seller (or an Affiliate of the Seller) shall use all reasonable endeavours to procure that, as of the Closing Date:
(i)	each Employee’s accrued benefits or account balances within the US Retirement Plans at the Closing Date shall vest in full; and

(ii)	the participation of each Employee, and all service credits and benefit accruals under any US Retirement Plan shall cease.
(b)	Subject to clause 20.4(c) and paragraph 5 of Part B of Schedule 12A, the Seller (or an Affiliate of the Seller) shall retain all liabilities with respect to the US Retirement Plans arising on and after the Closing Date, and undertakes to the Purchaser and the Target Companies that it shall indemnify them for any losses which may arise as a result of any claims brought by any Employee with respect to the US Retirement Plans.

(c)	The relevant Share Purchaser, the relevant Business Purchaser and the Sellers will take all actions necessary, upon the request of either an Affected Employee or a Transferred Employee, to facilitate a direct transfer of an eligible rollover distribution (as defined in section 401(a)(31) of the Code), including up to two (2) plan loans, and will consider accepting one additional loan if this can be accomplished without significant changes to the administrative process of the plan, from the Reed Elsevier US Salary Investment Plan to the Pearson Retirement Plan, which includes a tax-qualified cash or deferred arrangement within the meaning of section 401(k) of the Code, sponsored by an Affiliate of the relevant Share Purchaser or relevant Business Seller.
20.5 Netherlands
(a)	Prior to the Closing Date, the Seller will use all reasonable endeavours to procure that the trustee board of the SPEO will allow the Target Companies that are affiliated with SPEO as at the closing Date to remain affiliated with the SPEO for a period ending 6 months from the Closing Date (the Termination Date);

(b)	The Purchaser shall use all reasonable endeavours to procure that as from the Termination Date a pension scheme is established which shall provide benefits for service on and from the Closing Date that are at least as favourable overall as those provided by the SPEO at the Termination Date.

(c)	The Seller shall use all reasonable endeavours to procure that, as from the Termination Date:
(i)	those persons who are eligible to participate in or who already participate in the SPEO at the Closing Date and who are ill and unfit for work within the meaning of article 7:629 of the Dutch Civil Code at the Termination Date, will continue to participate in the SPEO as long as and insofar as they are ill and unfit for work within the meaning of article 7:629 of the Dutch Civil Code or (partly) disabled in the meaning of the SPEO and not eligible to become a member of the Purchaser’s pension scheme established under subsection (b); and

(ii)	those persons who are members of the SPEO at the Closing Date and in receipt of an early retirement pension under terms of the SPEO, will remain a member of the SPEO for so long as they are entitled to receive early retirement benefits from the SPEO.
(d)	The Purchaser shall account for all liabilities arising in relation to the Employees’ continued participation in the SPEO on and after the Closing Date including any liabilities arising in relation to the period of continued participation in the SPEO of persons under clauses 20.5(c)(i) and (ii) above. For the avoidance of doubt this shall not include any liabilities relating to Employees’ pre-Closing service in the SPEO, except to the extent that any such liabilities are increased as a result of any act or omission of the Purchaser Group including, for the avoidance of doubt, any salary increases granted by the Purchaser Group on or after the relevant Closing Date.
20.6 Rest of World
(a)	The Seller (or an Affiliate of the Seller) shall retain all liabilities with respect to each defined contribution Seller Plan in the Rest of the World unless there is a requirement under the relevant local laws that a transfer to the Purchaser is required in which case clause 20.6(b) applies.
(b)	Where required to do so under relevant local laws, the Seller shall use its reasonable endeavours to procure that a transfer of assets (which may include an assignment, partial assignment or reissue of an insurance contract) is offered to Employees with effect on and from the Closing Date in respect of each funded defined contribution Seller Plan in the Rest of World, such transfer to be of an amount equal to the value of the past service benefits as at the Closing Date of each relevant Employee to an appropriate plan nominated or established by the Purchaser, calculated as an amount equal to that part of the fund which, in the opinion of an actuary appointed by the Seller, stands to the credit of each relevant Employee. The Seller and Purchaser shall each use their reasonable endeavours to obtain such consents or approvals as are required from the relevant Employees and/or any regulatory authorities in connection with the transfer.
(c)	Subject to clause 20.6(b) the Seller undertakes to the Purchaser and the Target Companies that it shall indemnify them for any claims or losses which may arise in relation to the relevant Seller Plan in respect of their past service prior to the Closing Date.
20.7 General
(a)	Any indemnities given by the Seller under this clause 20 shall be subject to the time limits or other limits on liability in respect of Pensions Claims or Non-Tax Claims (as applicable) set out at Schedule 5.

(b)	The Seller shall indemnify the Purchaser and the Target Companies in respect of:
(i)	any payments made by the Target Companies or the Businesses between the Locked Box Balance Sheet Date and the date of this Agreement (both dates inclusive) which are in excess of the contribution rates or amounts set out in respect of the Seller Plans which are applicable to the Target Companies or the Businesses on the following basis:
(A)	the Target Companies in the UK on the basis of the schedule of contributions applicable to the period with effect on and from 6 April 2007 in respect of the Reed Elsevier Pension Scheme;

(B)	the Target Companies in the Netherlands on the basis of the contributions rate set out in Section 9 of the Pearson Information Pack dated 30 March 2007 in respect of the SPEO as revealed in the Disclosure Letter;

(C)	the US Target and relevant Businesses in the US on the basis of any amounts which are in excess of the annual lump sum contribution of US$85 million paid into the Reed Elsevier US Retirement Plan in March 2007;

(D)	the relevant Target Companies and Businesses on the basis of the contributions rate specified in the rules of the relevant defined contribution Sellers Plan in each jurisdiction (the contribution rates in this clause 20.7(b) referred to as the Relevant Contribution Rates ); and
(ii)	any other payments made by or additional obligations assumed by the Target Companies and Businesses between the Locked Box Balance Sheet Date and the date of this Agreement (both dates inclusive) in respect of pensions or retirement benefits or obligations, other than (i) any of those payments referred to in sub-paragraph (b)(i) above or (ii) any obligations assumed in respect of the benefits provided in the relevant Seller Plans as disclosed in the Disclosure Letter (save where an additional payment is required in respect of the exercise of a discretion by the relevant Target Companies and/or Business) or (iii) the amounts paid or payable prior to the date of this Agreement consistent with the Relevant Contribution Rates (as applicable) or (iv) as otherwise disclosed in the Disclosure Letter.
21. Tax
21.1 The provisions of Schedule 12A and Schedule 12B shall apply from Closing in relation to taxation.
21.2 The Tax Covenant shall come into effect at Closing.
22. Insurance
22.1 From the date of this Agreement until (and including) the Closing Date, members of the Seller Group and the Target Companies shall continue in force all policies of insurance maintained by them in respect of the Target Business.
22.2 From and after the Closing, all insurance cover arranged in relation to the Target Companies by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease. With respect to events or circumstances relating to the Business Assets, the assets owned or used by the Target Companies, the Assumed Liabilities, the Employees or the Target Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based third party insurance policies maintained by the Seller Group’s occurrence-based insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs (collectively, the Pre-Closing Insurance), the Purchaser may make such claims as are permitted under such policies and programs, and the Seller shall provide reasonable assistance to the Purchaser or take such actions as may reasonably be required in connection with the tendering of such claims to the applicable insurers under such Pre-Closing Insurance and provide the Purchaser with the proceeds paid with respect to such claims.

22.3 With respect to any open claims against the Seller Group’s insurance policies relating to the Business Assets, the assets owned or used by the Target Companies, the Assumed Liabilities, the Employees or the Target Companies prior to Closing, the expected proceeds of which are reflected as an asset on the Locked Box Balance Sheet, the Seller shall (i) use its reasonable efforts to pursue such claims and obtain such expected proceeds, and (ii) remit any net proceeds it realises from such claims to the Purchaser upon full and final settlement of such claims.
23. Payment of Inter Company Debt
The provisions of Schedule 13 shall apply in respect of the payment of Inter Company Debt.
24. Separation and Transition
24.1 Objectives
(a)	Each party agrees to develop a reasonable set of procedures and arrangements for:
(i)	the separation of assets, contracts and employees in connection with the transactions contemplated by this Agreement;

(ii)	any transitional arrangements or services, to the extent necessary for the carrying out the business of the Target Companies, the Target Business and the Seller Group in the manner (in all material respects) in which such business was carried out immediately prior to execution of this Agreement, which aim to minimise any disruption to, ensure continuity of the business or and service and support to, and avoid any material adverse impact upon, the Seller Group, the Purchaser Group, the Target Companies and the Target Business (as applicable) as a result of the transaction contemplated by this Agreement (the Overall Objectives).
(b)	The arrangements agreed by the parties to achieve the Overall Objectives shall incorporate the following areas of business activity as appropriate and the principles set out in Schedule 15:
(i)	the Business Assets and the Excluded Assets, and anything equivalent relating to the Target Companies, as well as the Employees;

(ii)	historical data and other content used by the Target Companies, the Target Business and/or by the Seller Group, a plan for its migration or copying or other access to permit its continued use;

(iii)	IT Systems and/or other desktops, hardware, software, software products, systems, computer and telecommunications networks (local and wide area), infrastructure and peripherals, email, online products or services, web or internet/intranet sites and domain names, product or other content, customer or other databases, sales and marketing systems, content delivery systems, distribution and/or warehousing systems, enterprise resource planning systems, production management and scheduling systems, links to transactional systems, hosted, managed or outsourced services (including without limitation online testing), business continuity and/or disaster recovery, and/or services and support in relation to each of the foregoing;
(iv)	functions such as legal, accounting (including without limitation accounts receivable, accounts payable and credit control), human resources (including without limitation information, pensions other than with respect to the US Business Employees, benefits and payroll), sales, marketing and public relations, tax, insurance, real estate, premises, shared services and service or other centres, and other office functions; and

(v)	any other item or thing, services or support provided or used by or for the Target Companies and/or the Target Business immediately prior to the relevant Closing which materially affects the Overall Objectives.
(c)	Each party agrees that its respective group shall, unless otherwise expressly agreed between the parties, bear the cost of developing and implementing the requirements ascribed to that group in achieving the Overall Objectives save that the Transitional Services to be provided under the agreement may be charged in an “at cost” manner consistent with historic amounts recharged by the Seller Group for such service immediately prior to the relevant Closing or, if such service is not recharged immediately prior to the relevant Closing, at cost.
(d)	Each party shall act in good faith to the other and co-operate with and assist the other (and any relevant third party) as regards achieving the Overall Objectives.
(e)	The arrangements agreed by the parties for the Transitional Services to achieve the Overall Objectives shall incorporate the following:
(i)	specifications, quantity thresholds, and service levels (in each case based on those as at the relevant Closing Date);

(ii)	changes to the service, security and other requirements to be complied with;

(iii)	provisions relating to intellectual property, third party consents and similar approvals, access and information, audit and inspection, payment, termination, liability, indemnities and warranties, in each case as customary in relation to such arrangements;

(iv)	provisions dealing with force majeure and other circumstances in which it may not be possible to provide the relevant Transitional Services; and

(v)	a provision dealing with maximum aggregate liability whether for damages, breach of contract, negligence or otherwise which shall be limited to two times the annual charge for the relevant Transitional Services subject to an agreed de minimis in line with that maximum liability and any customary exclusions to that maximum liability.
24.2 Process
(a)	The Seller shall provide to the Purchaser, as soon as practicable following the date of execution of this Agreement and in any event no later than 60 days following the date of execution of this Agreement and subject to applicable law and regulation:

(i)	a high-level description of significant assets, contracts and employees used to run the Target Companies and/or the Target Business immediately prior to execution of this Agreement together with an executive summary of the proposed way in which the Overall Objectives might be achieved in respect of those assets, contracts and employees;

(ii)	a draft master separation and transition agreement (with local statements of work); and

(iii)	a proposed work-plan designed to enable the parties to finalise the separation and transition agreement (and local statements of work), in each case which reflects the principles set out in Schedule 15.
(b)	Each party agrees to negotiate in good faith to enter into a separation and transition agreement based on the draft provided by the Seller as envisaged under clause 24.2(a)(ii) as soon as practicable following receipt of the draft.
(c)	During the period commencing on the first Closing Date and ending on the date on which the parties enter into a separation and transition agreement, the parties agree to provide Transitional Services in relation to the relevant Target Business(es) in accordance with the Overall Objectives and the provisions of this clause 24 and Schedule 15.
24.3 This clause 24.3 shall only apply to the Properties to the extent that they are not otherwise dealt with under the terms of Schedule 10 and in the event of any conflict between the terms of this Clause and the provisions of Schedule 10 shall prevail.
25. Third Party Assurances
25.1 The Purchaser shall use all reasonable endeavours to ensure that as soon as reasonably practicable after Closing each member of the Seller Group is released in full from all Third Party Assurances listed in Part A of Exhibit 1 given by it in respect of obligations of any Target Company or relating to any Business Contract. In addition, the Purchaser shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any Target Company or relating to any Business Contract, each member of the Seller Group is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 25, the Purchaser shall indemnify the Seller and each of its Affiliates against any and all Costs arising after Closing under or by reason of that Third Party Assurance.
25.2 The Seller shall use all reasonable endeavours to ensure that as soon as reasonably practicable after Closing each Target Company is released in full from all third party assurances, guarantees, indemnities, counter-indemnities or letters of comfort of any nature given by it otherwise than in respect of the obligations of any Target Company or relating to the Target Business. Pending release of any such assurances referred to in this sub-clause 25.2, the Seller shall indemnify the Purchaser and each of its Affiliates against any and all Costs arising after Closing under or by reason of such assurance.

26. Purchaser’s and Seller’s Guarantee
26.1 Seller’s Guarantee
(a)	The Seller unconditionally and irrevocably guarantees to the Purchaser and the Designated Purchasers the due and punctual performance and observance by each of the Designated Sellers of all of their respective obligations (including any liabilities to pay damages arising out of or in connection with this Agreement) under or pursuant to the Transaction Documents (the Seller Guaranteed Obligations) and hereby agrees to indemnify the Purchaser and the Designated Purchasers in respect of the full amount of any sum payable (including any liability to pay damages) by each Designated Seller under or pursuant to the Transaction Documents.
(b)	Without prejudice to the rights of the Purchaser against the Seller or any of the Designated Sellers, the Seller shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations (including the Seller Guaranteed Obligations) under this Agreement and not a surety.
(c)	The Purchaser may enforce its rights against the Seller without first exercising any rights or remedies against the relevant Designated Seller.
(d)	The Seller’s liability to the Purchaser under this clause 26.1 shall not be discharged, impaired or affected by:
(i)	any legal limitation, disability or incapacity or other circumstances relating to any of the Designated Sellers or any change in the members or status of any of the Designated Sellers or any other person;

(ii)	any variation of any of the terms of this Agreement or of any of the Seller Guaranteed Obligations;

(iii)	any time, waiver or consent granted to or composition with any of the Designated Sellers or any other person;

(iv)	the bankruptcy, liquidation or dissolution of any of the Designated Sellers or the appointment of a receiver, administrative receiver or administrator of any of the Designated Seller’s assets or any other insolvency proceeding relating to any of the Designated Sellers or any change of control of any of the Designated Sellers or any other matter affecting the obligation of any of the Designated Sellers to perform any Seller Guaranteed Obligation;

(v)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(vi)	any other matter which, but for this clause, would reduce, vitiate or affect the obligations of the Seller in respect of the Seller Guaranteed Obligations.
26.2 Purchaser’s Guarantee
(a)	The Purchaser unconditionally and irrevocably guarantees to the Seller and the Designated Sellers the due and punctual performance and observance by each of the Designated Purchasers of all of their respective obligations (including any liabilities to pay damages arising out of or in connection with this Agreement) under or pursuant to the Transaction Documents (the Purchaser Guaranteed Obligations) and

hereby agrees to indemnify the Seller and the Designated Sellers in respect of the full amount of any sum payable (including any liability to pay damages) by each Designated Purchaser under or pursuant to the Transaction Documents.
(b)	Without prejudice to the rights of the Seller against the Purchaser or any of the Designated Purchasers, the Purchaser shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations (including the Purchaser Guaranteed Obligations) under this Agreement and not a surety.
(c)	The Seller may enforce its rights against the Purchaser without first exercising any rights or remedies against the relevant Designated Purchaser.
(d)	The Purchaser’s liability to the Seller under this clause 26.2 shall not be discharged, impaired or affected by:
(i)	any legal limitation, disability or incapacity or other circumstances relating to any of the Designated Purchasers or any change in the members or status of any of the Designated Purchasers or any other person;

(ii)	any variation of any of the terms of this Agreement or of any of the Purchaser Guaranteed Obligations;

(iii)	any time, waiver or consent granted to or composition with any of the Designated Purchasers or any other person;

(iv)	the bankruptcy, liquidation or dissolution of any of the Designated Purchasers or the appointment of a receiver, administrative receiver or administrator of any of the Designated Purchaser’s assets or any other insolvency proceeding relating to any of the Designated Purchasers or any change of control of any of the Designated Purchasers or any other matter affecting the obligation of any of the Designated Purchasers to perform any Purchaser Guaranteed Obligation;

(v)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(vi)	any other matter which, but for this clause, would reduce, vitiate or affect the obligations of the Purchaser in respect of the Purchaser Guaranteed Obligations.
27. Information, Records and Assistance Post-Closing
27.1 Save as provided elsewhere in the Agreement, for 7 years following the Closing Date (and, to the extent required by law, for up to 11 years following the Closing Date in relation to Harcourt Test Services and its Subsidiaries and Reed Elsevier Deutschland GmbH), each member of the Purchaser Group shall provide the Seller (at the Seller’s expense) and each member of the Seller Group shall provide the Purchaser (at the Purchaser’s expense) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records (including records relating to tax) that are required by law to be kept (for so long as such records are required to be kept by law) and held by it after Closing to the extent that they relate to the Target Business and to the period up to Closing (the Records). This obligation is subject to the provisions of clause 31 (Confidentiality).

27.2 For 7 years following the Closing Date (and, to the extent required by law, for up to 11 years following the Closing Date in relation to Harcourt Test Services and its Subsidiaries and Reed Elsevier Deutschland GmbH), no member of the Purchaser Group and no member of the Seller Group shall dispose of or destroy any of the Records without first giving the Seller or the Purchaser, as the case may be, at least 2 months’ notice of its intention to do so and giving the Seller or the Purchaser (as the case may be) a reasonable opportunity to remove and retain any of them (at the Seller’s or Purchaser’s expense, as the case may be).
27.3 Each member of the Purchaser Group shall (at the Seller’s expense) and each member of the Seller Group shall (at the Purchaser’s expense) also give such assistance to any member of the Seller Group or the Purchaser Group as the Seller or Purchaser (as the case may be) may reasonably request in relation to any third party proceedings by or against any member of the Seller Group or the Purchaser Group (as the case may be) so far as they relate to the Target Business, including proceedings relating to employees’ claims or taxation.
28. Agency Structure
Save in respect of clause 26 (Purchaser’s and Seller’s Guarantee) each of the Seller and the Purchaser agrees that it is entering into this Agreement on its own behalf as principal and as agent on behalf of the Designated Sellers or (as the case may be) the Designated Purchasers on the basis set out in Schedule 14.
29. Payments
29.1 Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made to the Seller’s Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.
29.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account or, in the case of any payment to any Target Company, to such account as the Purchaser may nominate. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.
29.3 Payment under clause 29.1 and 29.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
29.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.
30. Announcements
30.1 Until the last Closing Date, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

30.2 The restriction in clause 30.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.
31. Confidentiality
31.1 For the purposes of this clause 31, Confidential Information means:
(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, prior to Closing, any of the Target Companies and/or the Businesses; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, any of the Target Companies and/or the Businesses; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents and includes written information and information transferred or obtained orally, visually, electronically or by any other means;
31.2 Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 31 permits or (ii) as the other party approves in writing.
31.3 Clause 31.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:
(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that the disclosing party shall first inform the other party of its intention to disclose such information and take into account the reasonable comments of the other party);
(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;
(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives);
(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).
31.4 From the date of this Agreement to the relevant Closing Date, the Seller will not and will cause its Affiliates and its and their officers, directors, employees, representatives and agents not to initiate, solicit or encourage, directly or indirectly, any proposal or offer from a third party to acquire all or part of either the Assessment Business, the ROW Education Business, the South African Education Business, the Australian Education Business, the New Zealand Education Business or the Global Library Business (an Alternative Proposal) or provide any confidential information or data to any person in connection with or relating to any Alternative Proposal.
31.5 Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.
31.6 If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:
(a)	return to the Seller all written documents and other materials relating to the Seller, any Target Company, any Business or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies of them;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.
31.7 Notwithstanding the foregoing and any other provision in this Agreement, the parties (and each employee, representative, or other agent) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the parties relating to such tax treatment and tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.
32. Assignment
Except as provided in this clause 32 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 32 shall be void.
33. Transfer of assets
33.1 Nothing in this Agreement shall prevent the Target Companies, the Business Sellers and the relevant members of the Seller Group from implementing or performing the Pre-Closing Transfer of Assets, or taking any action necessary in connection with such Pre-Closing Transfer of Assets.
33.2 The Seller undertakes to indemnify, defend and hold harmless the Target Companies and each member of the Purchaser Group from and against any and all Liabilities or Costs (other than tax) suffered or incurred by any Target Company, any member of the Purchaser Group or anyone connected to any Target Company or any member of the Purchaser Group arising out of, as a result of, or in connection with the implementation or performance of the Pre-Closing Transfer of Assets, excluding the UK Global Library Transfer.
33.3 Without prejudice to any other rights and remedies of either the Purchaser or the Seller under this Agreement, in the event that the Seller or any other member of the Seller Group, after the relevant Closing, (for the purposes of this clause 33.3 the Holder) owns, leases or licences any asset which, immediately prior to Closing, was used by a Target Company or Business Seller in connection with the carrying out of the relevant Target Business, other than any asset owned, leased or licensed by the Seller and/or any other member of the Seller Group which is covered by the provisions of an executed separation and transition agreement (where the provisions of such separation and transition agreement shall apply in respect of that asset), and the Purchaser gives the Seller a written request that the Holder transfers the relevant asset to the Purchaser, a Target Company or a Business Purchaser (as the Purchaser shall so direct and being the Recipient) within 12 months of the date of Closing, then the Seller or the relevant member of the Seller Group shall:
(a)	if the relevant asset was, immediately prior to the relevant Closing, used exclusively or predominantly by a Target Company or a Business in the carrying out of the relevant Target Business, do all such acts and things as may be necessary to transfer the relevant asset absolutely to the Recipient for nil consideration; or
(b)	except as relates to IP, which is dealt with in Schedule 11, or Employees, or if the Purchaser directs the Holder not to transfer the relevant asset absolutely, or until such transfer is effected and if the relevant asset was, immediately prior to the relevant Closing, used, but not exclusively or predominantly, by a Target Company or Business Seller in connection with the relevant Target Business in carrying out their respective businesses, grant (or, if the owner is no long a member of the Seller Group, use best endeavours to grant) to the Recipient a royalty-free, perpetual, irrevocable, worldwide right and licence (with a right to sub-license to a member of the Purchaser’s Group whilst it remains as such) to use the relevant asset in the same manner (in all material respects) as the relevant asset was so used immediately prior to the relevant Closing, provided that if any third party consent or approval is required for the transfer of, or the grant of the licence in relation to, the relevant asset to be effective or lawful, then the Seller shall or shall procure that such member of the Seller Group (as the case may be) shall use its best endeavours to obtain that consent or approval as soon as reasonably practicable, upon which the relevant asset shall be transferred to the Recipient or a licence shall be granted to the Recipient as the case may be.
33.4 Without prejudice to any other rights and remedies of either the Purchaser or the Seller under this Agreement, in the event that the Purchaser or the Target Companies or the Business Purchaser or any other member of the Purchaser Group, after the relevant Closing, (for the purposes of this clause 33.4, the Holder) owns, leases or licences any asset which, immediately prior to Closing, was used by a member of the Seller Group exclusively or predominantly in connection with business other than the relevant Target Business, other than any asset owned, leased or licensed by the Seller and/or any other member of the Seller Group which is covered by the provisions of an executed separation and transition agreement (where the provisions of such separation and transition agreement shall apply in respect of that asset), and the Seller gives the Purchaser a written request that the Holder transfers the relevant asset to the Seller or a member of the Seller Group (as the Seller shall so direct) within 12 months of the date of Closing, then the Purchaser or the relevant member of the Purchaser Group shall do all such acts and things as may be necessary to transfer the relevant asset absolutely to the Seller or such member of the Seller Group for nil consideration.

33.5 For the avoidance of doubt, any costs or expenses incurred in connection with the transfer of the relevant assets (excluding transfer taxes) under clause 33.1 shall be borne by the Seller.
34. Further Assurances
34.1 Each of the Seller and the Purchaser shall, for a period of 12 months from the Closing Date, execute (or procure the execution of) such further documents as may be required by law or be necessary to implement and give effect to this Agreement.
34.2 Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.
35. Costs
35.1 Subject to clause 35.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transactions.
35.2 Save as provided in clause 35.2 the Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes (Transfer Taxes) including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.
35.3 The Seller shall on demand by the Purchaser pay to the Purchaser an amount equal to Transfer Taxes borne by any Designated Purchaser to the extent that such Transfer Taxes arise or are increased as a result of the Locked Box Inter Company Debt or Inter Company Debt being left outstanding at Closing where such Transfer Taxes would not have arisen or been increased had there been no Locked Box Inter Company Debt or Inter Company Debt (such payment being treated, so far as possible, as an adjustment to the price paid by the Purchaser in accordance with clause 2.12), provided that the Purchaser shall use its best endeavours to assist the Seller in minimising such additional Transfer Taxes.
36. Notices
36.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
36.2 The addresses and fax numbers of the parties for the purpose of clause 36.1 are:

Seller

Address:	REED ELSEVIER GROUP PLC
1-3 Strand
London
WC2N 5JR

For the attention of:	General Counsel

Purchaser

Address:	PEARSON PLC
80 Strand
London
WC2R 0RL UK

For the attention of:	The Company Secretary

With a copy to:	General Counsel

and

James Palmer
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS
37. Conflict with other Agreements
37.1 If there is any conflict between the terms of this Agreement and any other agreement entered in connection with the Proposed Transactions this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
38. Whole Agreement
38.1 In this clause 38 the Relevant Parties shall mean the Seller, the Purchaser, each Designated Seller and each Designated Purchaser, and each of them shall be a Relevant Party.
38.2 Save for the non-solicitation provisions in the Confidentiality Agreement, which shall remain in force in accordance with its terms, this Agreement and the other Transaction Documents together set out the whole agreement between the Relevant Parties in respect of the sale and purchase of the Shares and the Businesses and supersede any prior agreement (whether oral or written) relating to the Proposed Transactions. It is agreed that:

(a)	no Relevant Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other Relevant Party (or any of its Connected Persons) in relation to the Proposed Transactions which is not expressly set out in this Agreement or any other Transaction Document;
(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transactions are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;
(c)	the only right or remedy of a Relevant Party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and
(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Relevant Party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to any other Relevant Party (or its respective Connected Persons) in relation to the Proposed Transactions provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each Relevant Party agrees to the terms of this clause 38 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a Relevant Party) the officers, employees, agents and advisers of that Relevant Party or any of its Affiliates.
39. Waivers, Rights and Remedies
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
40. Counterparts
This Agreement may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.
41. Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
42. Invalidity
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
43. No Third Party Enforcement Rights
A person who is not a party to this Agreement shall have no right under any statutory provision to enforce any of its terms.
44. Governing Law and Jurisdiction
44.1 This Agreement shall be governed by, and interpreted in accordance with, English law.
44.2 Except as expressly provided otherwise in this Agreement, the courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

DEFINITIONS AND INTERPRETATION
1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:
Additional Locked Box Inter Company Debt means Inter Company Debt at the Locked Box Balance Sheet Date in respect of the Assessment Business or the Education Business, as appropriate, other than Locked-Box Inter Company Debt;
Affected Employee has the meaning given to it in clause 18;
Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;
Agreed Form means, in relation to a document, the form of that document as initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);
Assessment Business means the assessment business carried on as at the date of this Agreement by Reed International Books Australia Pty Limited and by Reed Elsevier Canada Inc and the following Target Companies: Harcourt Assessment Inc, Ordinate Corporation and Edformation Inc, Harcourt Assessment BV, Berkhout Nijmegen BV, Harcourt Assessment BVBA, Les Editions du Centre de Psychologie Appliquee SA, Harcourt Test Services GmbH, Harcourt Assessment AB,;
Assessment Closing means completion of the sale and purchase of the Shares, the Business and the Business Assets relating to the Assessment Business in accordance with the provisions of this Agreement;
Assessment Closing Date has the meaning given in clause 6.1;
Assessment Consideration means the amount set out in column 6 of Part 1 of Part A of Schedule 1 and column 6 of Part 1 of Part B of Schedule 1;
Assessment Date has the meaning given to it in clause 3.14;
Assessment Inter Company Consideration means the equivalent amount in US dollars of the aggregate of the amounts owed by a member of the Seller Group to a Target Company in relation to the Assessment Business at the Locked Box Balance Sheet Date less the amounts owed by a Target Company to a member of the Seller Group in relation to the Assessment Business at the Locked Box Balance Sheet Date, in each case as shown in the Locked-Box Inter Company Spreadsheet, calculated using the Exchange Rate on the day immediately prior to the Assessment Closing Date;
Assignment Property has the meaning given in Schedule 10;
Associated Person and Connected Person shall (except for the purposes of Clause 36.2) have the meanings attributed to them by the Pensions Act 2004 and Associated and Connected shall be construed accordingly;
Assumed Liabilities means all Assumed Business Debt, all Business Liabilities and all Liabilities relating to the Business Properties, in each case excluding the Excluded Liabilities;

Australian Education Business means the education business carried on as at the date of this Agreement by Reed International Books Australia Pty Limited and Leading Edge Economics Pty Limited;
Australian Education Closing means completion of the sale and purchase of the Shares, the Business and the Business Assets relating to the Australian Education Business, in accordance with the provisions of this Agreement;
Australian Education Closing Date means the ROW Education Closing Date;
Australian Education Consideration means the aggregate of the amounts shown in column 6 of Part 4 of Part A of Schedule 1 and column 6 of Part 3 of Part B of Schedule 1;
Benefit means any fees including directors’ fees or monitoring fees;
Budgeting Agreement means the agreement made between Harcourt Education Limited (1) and Elsevier Limited (2) relating to the apportionment of costs between the two companies of the operation of the Rushden Property;
Business means, in relation to each Business Seller, any business carried on by that Business Seller as at Closing which exclusively or predominantly forms part of the Target Business (but excluding any Shares held by that Business Seller), and Businesses shall be construed accordingly;
Business Assets means, in relation to each Business, all the property, undertaking, rights and assets of the relevant Business Seller relating exclusively or predominantly to that Business (including, for the avoidance of doubt, deferred tax assets relating exclusively or predominantly to that Business), including any assets falling into the categories of assets set out in Part A of Schedule 2 but excluding the Excluded Assets;
Business Claims means the benefit of all rights and claims arising exclusively or predominantly from the carrying on of any Business by a Business Seller (whether arising on, prior to or after Closing) but excluding rights and claims to the extent that they relate to taxation or to any of the Excluded Assets or the Excluded Liabilities;
Business Consideration means the aggregate of the amounts set out in column 6 of Part B of Schedule 1;
Business Contracts means, in relation to each Business Seller, all contracts, engagements, licences, guarantees and other commitments to the extent that they relate to the Target Business entered into by or on behalf of, or the benefit of which is held on trust for or has been assigned to, that Business Seller prior to Closing (but excluding agreements, leases or other documents relating to ownership or occupation of Business Properties);
Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in London for general commercial business;
Business Employees means those employees of the relevant Business Sellers who are immediately prior to Closing wholly or substantially engaged in the Businesses;
Business Goodwill means the goodwill relating to each Business, together with the exclusive right for the relevant Business Purchaser to represent itself as carrying on such Business in succession to the relevant Business Seller;

Business Information means, in relation to each Business, all information in respect of which the relevant Business Seller has a right to transfer possession to a member of the Purchaser Group to the extent that such information relates exclusively or predominantly to that Business;
Business Liabilities means, in relation to each Business, all Liabilities of the relevant Business Seller (including Trade Creditors and Inter Company Payables) to the extent that they relate to the Business and/or the Business Assets (excluding any Liabilities relating to any Business Properties), and Business Liability means any one of them;
Business Loose Plant and Equipment means, in relation to each Business, all the loose plant, machinery, equipment, tooling, computer hardware, furniture and vehicles of the relevant Business Seller (not being business fixtures and fittings) used exclusively for the purposes of that Business;
Business Properties means the properties of the Business Sellers short particulars of which are set out in Part B of Exhibit 4;
Business Purchasers means the members of the Purchaser Group set out in column 3 of Part B of Schedule 1 or any member of the Purchaser Group established as a Designated Purchaser of any Business pursuant to a Supplemental Agency Agreement, and Business Purchaser means any one of them;
Business Sellers means the members of the Seller Group set out in column 1 of Part B of Schedule 1 or any member of the Seller Group established as a Designated Seller of any Business pursuant to a Supplemental Agency Agreement, and Business Seller means any one of them;
Capital Creditors means liabilities and accruals for work done in relation to Capex Projects to the extent that they have not been paid prior to Closing (based upon evidence such as invoices, evidence of work certified, quantity surveyor reports, licences, hours worked by contractors and staff or other substantive evidence of purchase, replacement, repair, refurbishment, improvement or addition);
Capex Projects means, in relation to each Target Company or Business, the projects undertaken by that Target Company or the relevant Business Seller to the extent that they relate to the purchase, replacement, repair, refurbishment or improvement of, or addition to, any tangible fixed assets owned or leased by that Target Company or Business Seller (in relation to the relevant Business), including property, plant and equipment, furniture, fittings and furnishings and floor coverings;
Cash means all cash earned exclusively by the Businesses between the Locked Box Balance Sheet Date and Closing and not taken into account in the Cash Pooling Amount;
Cash Pooling Amount means the balance (whether positive or negative) as at the Closing Date of the operation of the cash pooling arrangement described in the definition of Permitted Leakage after taking account of interest;
Claim means any claim for breach of the Warranties, any Pensions Claim or any claim under the Tax Covenant;
Closing means Assessment Closing and/or ROW Education Closing and/or the South African Closing and/or Australian Closing and/or New Zealand Closing and/or Global Library Closing, as appropriate;

Closing Date means the Assessment Closing Date and/or the ROW Education Closing Date and/or the South African Education Closing Date, and/or the Australian Education Closing Date and/or the New Zealand Education Closing Date and/or the Global Library Closing Date as appropriate;
COBRA means Public Law 99-272 Consolidated Omnibus Budget Reconciliation Act;
Code means the Internal Revenue Code of 1986, as amended;
Conditions means the conditions the US Condition and/or the South African Condition, as appropriate;
Confidential Information has the meaning given in clause 31.1;
Confidentiality Agreement means the confidentiality agreement entered into between Reed Elsevier PLC and the Purchaser dated 23 March 2007;
Consideration means the Assessment Consideration and/or the Education Consideration and/or the South African Education Consideration and/or the Australian Education Consideration and/or the New Zealand Education Consideration, as appropriate;
Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;
Data Protection Laws means:
(a) all applicable laws, regulations, regulatory requirements and/or codes of practice in connection with the processing of personal data including, but not limited to, the Data Protection Act 1998;
(b) all relevant European data protection and privacy laws including, but not limited to, Directive 95/46/EC on the processing of personal data and the free movement of such data; and
(c) all other applicable overseas data protection and privacy legislation;
Default Interest means interest at LIBOR plus 4%;
Designated Purchasers means the Share Purchasers and the Business Purchasers, and Designated Purchaser means any one of them;
Designated Sellers means the Share Sellers and the Business Sellers, and Designated Seller means any one of them;
Disclosure Letter means the letter from the Seller to the Purchaser regarding information relating to the Target Business, executed and delivered immediately before the signing of this Agreement;
Education Business means the ROW Education Business, the South African Education Business, the Australian Education Business and the New Zealand Education Business;
Employees means:
(a)	the employees of the relevant Target Companies immediately prior to Closing; and

(b)	the Business Employees;
ERISA means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder;
Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into US dollars on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by HSBC as at the close of business in London on such date;
Excluded Assets means, in relation to any Business, those properties, rights and assets relating to that Business described in Part B of Schedule 2;
Excluded Liabilities means the Liabilities described in Part C of Schedule 2;
Exhibits means exhibits 1 to 5 to this Agreement, and Exhibit shall be construed accordingly;
Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;
Full Title Guarantee means with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee;
GH Transfer means the proposed transfer of assets relating exclusively or predominantly to the Greenwood Heinemann business from Harcourt Education Limited to Reed Elsevier (UK) Ltd.;
Global Library Business means the US Global Library business carried on by Reed Elsevier Inc. as at the date of this Agreement and the UK Global Library business acquired by Reed Elsevier (UK) Limited from Harcourt Education Limited pursuant to the UK Global Library Business Transfer;
Global Library Closing means the completion of the sale and purchase of the Business and the Business Assets relating to the Global Library Business in accordance with the provisions of this Agreement;
Global Library Closing Date has the meaning given in clause 6.1;
Global Library Consideration means the amount set out in column 6 of Part 2 of Part B of Schedule 1;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;

Harcourt Education Division means the entire education business carried on by the Seller Group under the “Harcourt” name at the date of this Agreement, excluding the Education Business;
2004 Income Statement Accounts means the income statement for each of the Assessment Business and the Education Business for the year ending 31 December 2004 and annexed to the Disclosure Letter;
2005 Income Statement Accounts means the income statement for each of the Assessment Business and the Education Business for the year ending 31 December 2005 and annexed to the Disclosure Letter;
2006 Income Statement Accounts means the income statement for each of the Assessment Business and the Education Business for the year ending 31 December 2006 and annexed to the Disclosure Letter;
Income Statement Accounts means the 2004 Income Statement Accounts, the 2005 Income Statement Accounts and the 2006 Income Statement Accounts;
Indirect Tax means any value added, goods, sales or turnover tax and any equivalent or similar tax arising in any jurisdiction but shall not, for the avoidance of doubt, include (i) any stamp duty, notarisation fee or other documentary transfer or transaction duty or stamp duty reserve tax, stamp duty land tax or any other similar tax; or (ii) any deduction or withholding tax or (iii) state franchise tax or employee withholding tax.
Intellectual Property Rights or IP means patents, trade marks, service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration and for the avoidance of doubt, each right capable of separate ownership is to be regarded as a separate intellectual property right;
Inter Company Debt means Inter Company Payables and Inter Company Receivables, but for the purposes of paragraphs 2 and 3 of Schedule 13 shall exclude all Locked Box Inter Company Debt and Additional Locked Box Inter Company Debt;
Inter Company Payables means, in relation to any Target Company or Business, any amounts owed by that Target Company or Business Seller in relation to the Business to any member of the Seller Group (which is not an amount in respect of tax or group relief), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt including in respect of Inter Company Trading Debt;
Inter Company Receivables means, in relation to each Target Company or Business, any amounts owed to that Target Company or Business Seller in relation to the Business by any member of the Seller Group (which is not an amount in respect of tax or group relief), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt including in respect of Inter Company Trading Debt;
Inter Company Trading Debt means all amounts owed, outstanding or accrued in the ordinary course of trading, including any Indirect Tax arising on such amounts, as between (i) any member of the Seller Group and any Target Company or (ii) a Business Seller and any member of the Seller Group (in the case of (ii), only to the extent that the relevant amount relates to the Business of the relevant Business Seller) as at Closing in respect of inter-company trading activity and the provision of services, facilities and benefits between them; for the avoidance of doubt, Inter Company Trading Debt includes, where applicable, amounts owed in respect of salaries or other employee benefits (including payroll taxes thereon), insurance (including health and motor insurance), pension and retirement benefit payments, management training and car rental payments paid or management services provided between them up to Closing;
IT Systems means all the information and communications technologies used by the Target Companies, and in relation to the Target Business and the Business Sellers, including without limitation all hardware, Software, websites, communications systems and computer systems but excluding networks generally available to the public;
Key Managers means those employees of the Target Business or the Target Companies whose names are set out in Exhibit 5;
Leakage means:
(a)	the payment of any sum by any Target Company whether by way of distribution, dividend, return of capital (whether by reduction of capital or redemption or purchase of shares) or otherwise;

(b)	the transfer of any asset by any Target Company;

(c)	the indemnification or incurring of any liability by any Target Company;

(d)	the payment of any costs, bonuses or other sums by any Target Company; or

(e)	the waiver of any amount owed to a Target Company by the Seller or any of its Representatives;
in each case to, on behalf of, or for the benefit of any Share Seller or Business Seller (except that all management and service charges and recharges consistent with the financial projections for the Target Business for the financial year to 31 December 2007 delivered to the Purchaser on 17 and 20 April 2007 shall not constitute Leakage and shall continue to be payable in accordance with the terms applying as at the date of this Agreement), save to the extent that any of the above actions constitute Permitted Leakage;
Liabilities means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent or ascertained or unascertained and whether owed or incurred severally or jointly or as principal or surety;
LIBOR means the display rate per annum of the offered quotation for deposits in sterling for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00a.m. London time on the date on which payment of the sum under this Agreement was due but not paid (except in relation to clauses 2.1, 2,2, 2.3, 2.4 and 2.5 where the rate shall be as at the Assessment Closing Date, the ROW Education Closing Date, the South African Education Closing Date, the Australian Education Closing Date, the New Zealand Education Closing Date and the Global Library Closing Date respectively, and clause 5.3 where the rate shall be as at the date on which the Leakage was received by the Seller or its Representative, as appropriate);

Locked Box Balance Sheet means the unaudited balance sheet of the Assessment Business and the unaudited balance sheet of the Education Business as at 31 December 2006;
Locked Box Balance Sheet Date means 31 December 2006;
Locked Box Inter Company Debt means the amounts recorded in the Locked Box Balance Sheet in respect of the Inter Company Debt as at the Locked Box Balance Sheet Date in respect of the Assessment Business or the Education Business, as appropriate;
Locked-Box Inter Company Spreadsheet means the spreadsheet in the Agreed Form setting out the Inter Company Payables and the Inter Company Receivables as at the Locked Box Balance Sheet Date;
Management Accounts means the unaudited income statement and cash flow statement of the Assessment Business, and the unaudited income statement and cash flow statement of the Education Business, in each case for the period commencing on the 1 January 2007 and ending on 31 March 2007;
Material Adverse Change shall mean any material adverse change on the financial condition or results of operations of either the Assessment Business or the Education Business, in each case taken as whole, except for any change or event that has arisen on account of, or results from:
(a)	any changes generally affecting the industries or markets in which the relevant Target Business operates;
(b)	any changes in economic or political conditions generally, including any changes in macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities; or
(c)	changes in the law, generally accepted accounting principles or official interpretations of the foregoing;
New Zealand Education Business means the education business carried on as at the date of this Agreement by the following Target Companies: Reed Publishing (NZ) Limited, Harcourt (NZ) Limited, Harcourt Education (NZ) and Heinemann Education (NZ) Limited;
New Zealand Education Closing means completion of the sale and purchase of the Shares, the Business and the Business Assets relating to the New Zealand Education Business, in accordance with the provisions of this Agreement;
New Zealand Education Closing Date means the ROW Education Closing Date;
New Zealand Education Consideration means the amount shown in column 6 of Part 5 of Part A of Schedule 1;
New Zealand Education Inter Company Consideration means the equivalent amount in US dollars of the aggregate of the amounts owed by a Target Company to a member of the Seller in relation to the New Zealand Education Business at the Locked Box Balance Sheet Date less the amounts owed by a member of the Seller Group to a Target Company in relation to the New Zealand Education Business at the Locked Box Balance Sheet Date, in each case as shown in the Locked-Box Inter Company Spreadsheet, calculated using the Exchange Rate on the day immediately prior to the New Zealand Education Closing Date;

Non-Exclusive Information means information in the possession of members of the Seller Group which does not relate exclusively or predominantly to the Target Business;
Non-Tax Claim means a Claim other than a Tax Claim and shall include, for avoidance of any doubt, any claim made under clause 20.1(b)(iv) and (v) of this Agreement and clause 20.7(b);
Overall Objectives has the meaning given in clause 24.1;
Owned IP means the Registered Owned IP and other material unregistered Intellectual Property Rights owned by the Business Sellers that are used exclusively or predominantly in relation to the Target Business other than the Target Company IP;
parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies and, in relation to the Seller, also includes (but is not limited to) Reed Elsevier PLC and Reed Elsevier N.V.;
Pensions Claims means any claim made under clause 20.1(b)(i) to (iii) of this Agreement;
Pensions Funding Payment has the meaning given in clause 20.2;
Permitted Encumbrances means security interests arising in the ordinary course of business or by operation of law including security interests for taxation and other governmental charges;
Permitted Leakage means:
(a)	the operation of the Seller Group and Target Business cash pooling arrangements since the Locked Box Balance Sheet Date in a manner consistent with ordinary and usual practice over the twelve months preceding this Agreement under which any positive cash balances of the Target Business will be pooled with the other cash resources of the Seller Group and the Seller Group will make available to the Target Business sufficient cash to make good any negative cash balances in respect of the Target Business together with any interest in relation to such positive or negative cash balances;

(b)	any Pre-Closing Transfer of Assets; and

(c)	any foreign exchange swap contracts entered into in the ordinary course of business between Elsevier Finance S.A. and Reed International Books Australia Pty Limited (in relation to the Business or Reed Publishing (NZ) Limited;
Pre-Closing Transfer of Assets means any transfers of shares, assets or liabilities between the Target Companies, the Business Sellers and other members of the Seller Group that are consented to by the Purchaser (such consent not to be unreasonably withheld or delayed) necessary to ensure that all of the shares, assets and liabilities that exclusively or predominantly relate to the Assessment Business, the ROW Education Business the South African Education Business, the Australian Education Business, the New Zealand Education Business or the UK Global Library Business transfer to the Purchaser at Assessment Closing, ROW Education Closing South African Closing, Australian Education Closing, New Zealand Education Closing or UK Global Library Business Closing respectively, and no other assets, or liabilities or shares transfer, including, but not limited to, the GH Transfer and the UK Global Library Business Transfer;
Properties means the Business Properties and the Target Company Properties;
Proposed Transactions means the transactions contemplated by the Transaction Documents;
Purchaser Group means the Purchaser and its Affiliates from time to time;
Purchaser Obligation means any representation, warranty, undertaking or indemnity (including any covenant to pay, refund or reimburse pursuant to the Tax Covenant) given by the Purchaser to the Seller under this Agreement;
Purchaser’s Bank Account means the Purchaser’s bank account at HSBC Bank plc, 8 Canada Square, Canary Wharf, London E14 5HQ, account name Pearson plc; account number 37773764; sort code 40-05-15 (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Purchaser UK Retirement Plans means any plan, scheme, fund or arrangement which provides Retirement Benefits for or in respect of the employees of the Purchaser Group in the UK immediately before the Closing Date.
Records has the meaning given in clause 27.1;
Registered Owned IP means the registered Intellectual Property Rights owned by the Business Sellers and used exclusively or predominantly in relation to the Target Business as set out in Exhibit 3;
Registered Target Company IP means the registered Intellectual Property Rights owned by the Target Companies;
relief has the meaning given in Schedule 12A;
Replies to Enquiries means the written replies of the legal advisers to the Seller, and the Designated Sellers to the enquiries raised by or on behalf of the Purchaser and the Designated Purchasers in respect of the Properties;
Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates;
Rest of World means all jurisdictions in which the Businesses are operated, save for US, UK and Netherlands;
Retirement Benefit means any pension, lump sum or gratuity payable or prospectively or contingently payable on or following retirement, leaving service, invalidity or death, but excluding benefits provided under any arrangement the sole purpose of which is to provide benefits on the injury, accidental death or dismemberment or long-term or short-term disability of an Employee;
Reed Elsevier Pension Scheme means the Reed Elsevier Pension Scheme established by a trust teed and rules dated 19 October 2004 (as amended);

ROW Education Business means the education business carried on as at the date of this Agreement by the following Target Companies: Harcourt Education Ltd and Heinemann Education Botswana Publishers (Pty) Ltd;
ROW Education Closing means completion of the sale and purchase of the Shares, the Business and the Business Assets relating to the ROW Education Business, in accordance with the provisions of this Agreement;
ROW Education Closing Date has the meaning given in clause 6.1;
ROW Education Consideration means the aggregate of the amounts shown in column 6 of Part 2 of Part A of Schedule 1;
ROW Education Inter Company Consideration means the equivalent amount in US dollars of the aggregate of the amounts owed by a Target Company to a member of the Seller Group in relation to the ROW Education Business at the Locked Box Balance Sheet Date less the amounts owed by a member of the Seller Group to a Target Company in relation to the ROW Education Business at the Locked Box Balance Sheet Date, in each case as shown in the Locked-Box Inter Company Spreadsheet, calculated using the Exchange Rate on the day immediately prior to the ROW Education Closing Date;
Seller Group means the Seller and its Affiliates from time to time but excluding the Target Companies;
Seller Obligation means any representation, warranty, undertaking or indemnity (including any covenant to pay, refund or reimburse pursuant to the Tax Covenant and any payment in respect of a Share Scheme Payment, a Pension Funding Payment or Transfer Tax (as such term is used in clause 35)) given by the Seller to the Purchaser under this Agreement;
Seller Plan means each scheme, fund, arrangement, plan or agreement under which any member of the Seller Group provides, is (or could become) liable to provide or has agreed to provide (or to which any member of the Seller Group contributes, is liable to contribute or has agreed to contribute to the provision of) any Retirement Benefits for or in respect of any Employee or former Employee and references to any Seller Plan shall be construed as also referring to its trustees, fiduciaries, managers and administrators (as applicable).
Seller’s Bank Account means the Seller’s bank account at National Westminster Bank plc, 1 Princes Street, London; account name Reed Elsevier (UK) Limited; account number 140-00-40022552; sort code 60-00-01 (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Set of Shares means, in relation to a Share Seller, the shares comprising issued share capital of any particular Target Company which are to be sold by that Share Seller under this Agreement;
Share Purchasers means the members of the Purchaser Group set out in column 3 of Part A of Schedule 1 and/or any member of the Purchaser Group established as a Designated Purchaser of any Shares pursuant to a Supplemental Agency Agreement, and Share Purchaser means any one of them;
Share Sellers means the members of the Seller Group set out in column 1 of Part A of Schedule 1 and/or any member of the Seller Group established as a Designated Seller of any Shares pursuant to a Supplemental Agency Agreement, and Share Seller means any one of them;

Share Scheme Payment has the meaning given in clause 19.2;
Shares means the shares comprising the entire issued share capital of each of the Target Companies set out opposite the names of the Share Sellers in column 2 of Part A of Schedule 1;
Shrinkwrap Software means third party software sold in a standard configuration and readily available to the public on standard terms and conditions;
Software means all software used in connection with the business of a Target Company and/or Target Business, including Shrinkwrap Software and firmware that relates to or is comprised in hardware, together with all supporting documentation and materials necessary to enable a user to make full use of the functionality of, or to administer effectively, such software and firmware;
South African Condition has the meaning given in clause 3.2;
South African Education Business means the education business carried on as at the date of this Agreement by Heinemann Publishers (Pty) Ltd;
South African Education Closing means completion of the sale and purchase of the Shares, the Business and the Business Assets relating to the South African Education Business, in accordance with the provisions of this Agreement;
South African Education Date has the meaning given in clause 3.15;
South African Education Closing Date has the meaning given in clause 6.1;
South African Education Consideration means the amount shown in column 6 of Part 3 of Part A of Schedule 1;
South African Education Inter Company Consideration means the equivalent amount in US dollars of the aggregate of the amounts owed by a member of the Seller Group to a Target Company in relation to the South African Education Business at the Locked Box Balance Sheet Date less the amounts owed by a Target Company to a member of the Seller Group in relation to the South African Education Business at the Locked Box Balance Sheet Date, in each case as shown in the Locked-Box Inter Company Spreadsheet, calculated using the Exchange Rate on the day immediately prior to the South African Education Closing Date;
SPEO means the defined benefit pension scheme in the Netherlands;
Standard Agency Agreements means the agreements between the Seller and a Designated Seller or between the Purchaser and a Designated Purchaser entered into prior to the execution of this Agreement, appointing the Seller or the Purchaser as the Designated Seller’s or Designated Purchaser’s agent respectively on the terms set out therein, and Standard Agency Agreement means any one of them;
State Testing Contracts means contracts entered into between Harcourt Assessment Inc. (or otherwise by the Assessment Business) and certain states in the United States in relation to the development and administration of educational tests against certain state standards;
Stock means, in relation to each Business, all the raw materials, stocks, work-in-progress and semi-finished and finished goods of the relevant Business Seller relating exclusively or predominantly to that Business;

Subsidiaries means the companies details of which are set out in Exhibit 2 and Subsidiary means any one of them;
subsidiary and subsidiaries means any company in relation to which another company is its parent company;
Supplemental Agency Agreements means the agreements between the Seller, the Purchaser and either a Designated Seller or Designated Purchaser to be entered into in the circumstances referred to in Part B of Schedule 14 after the date of this Agreement (but in any case prior to or at Closing), and Supplemental Agency Agreement means any of them;
Target Business means the Assessment Business, the Education Business and the Global Library Business;
Target Companies means (i) the companies the Shares of which are listed in column 2 of Part A of Schedule 1 and details of which are set out in Exhibit 2 and (ii) the Subsidiaries, and Target Company means any of them;
Target Company IP means the Registered Target Company IP and all other material unregistered Intellectual Property Rights owned by the Target Companies and used in relation to the Target Business;
Target Company Properties means the leasehold interests of the Target Companies brief particulars of which are set out in Part A of Exhibit 4;
Target Sub-Group means, in relation to any Shares listed in column 2 of Part A of Schedule 1, the Target Company whose Shares they comprise (and whose name is set out in that column) and all Subsidiaries which are subsidiaries of that Target Company at Closing;
tax and taxation have the meanings given in the Tax Covenant;
tax authority has the meaning given in the Tax Covenant;
Tax Claim means a claim for a breach of any of the Tax Warranties or a claim under the Tax Covenant;
Tax Covenant means the covenants relating to tax set out in Part B of Schedule 12A and in Schedule 12B;
Tax Warranties means the warranties set out in Part A of Schedule 12A and in Schedule 12B;
Third Party Assurances means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Seller Group; and/or (as the context may require) (ii) to a third party by a member of the Seller Group in respect of any obligation of a Target Company or in respect of any Business Contract;
Third Party Claim has the meaning given in clause 10;
Third Party Consent has the meaning given in clause 12.4;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, encumbrance, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;
Trade Creditor means amount payable at Closing in respect of trade creditors by a Target Company or, in relation to a Business, by the relevant Business Seller in connection with that Business (including, in each case, any Inter Company Debt, customers and trade bills payable and Capital Creditors);
Trade Debtors means amounts receivable at Closing in respect of trade debtors by a Target Company or, in relation to a Business, by the relevant Business Seller in connection with that Business (including, in each case, any Inter Company Debt, amounts recoverable, payments in advance, trade bills recoverable, prepayments and accrued income);
Transaction Documents means this Agreement, the Disclosure Letter, the Standard Agency Agreements, the Supplemental Agency Agreements and any other documents in Agreed Form;
Transitional Service means (in respect of services provided to the Target Business) any significant service provided by any part of the Seller Group to the Target Business at Closing which the Target Business cannot immediately provide for itself from its existing resources and at immaterial Cost and (in relation to services provided to the Seller Group) any significant service provided by any part of the Target Business to the Seller Group at Closing which the Seller Group cannot immediately provide for itself from existing resources and at immaterial Cost;
UK Global Library Business Transfer means the proposed transfer of assets relating exclusively or predominantly to the Global Library business from Harcourt Education Limited to Reed Elsevier (UK) Limited;
USA or US or United States means the United States of America;
US Antitrust Counsel means Crowell and Moring;
US Benefit Plan means any bonus, incentive compensation, deferred compensation, Retirement Benefit, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, worker’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual including, any Seller Plan and including but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA, existing at the Assessment Closing Date or prior thereto, established or to which contributions have been made by the Seller Group, the Target Companies, or any predecessor of the foregoing, or under which any US Business Employee, or former employee of the Target Companies or any beneficiary thereof has benefit rights, or for which the Target Companies may have liability;
US Business Employee means each Employee of the Target Companies performing services in the United States;
US Condition has the meaning given in clause 3.1;

US Retirement Plan means the Reed Elsevier US Retirement Plan, the Reed Elsevier US Salary Investment Plan and the Reed Elsevier US Supplemental Executive Retirement Plan;
US Sellers means Harcourt Inc and Reed Elsevier Inc;
US Target means Harcourt Assessment Inc;
Warranties means the warranties given pursuant to clause 7 and set out in Schedule 3 and the Tax Warranties; and
Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day.
2. Interpretation. In this Agreement, unless the context otherwise requires:
(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);
(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;
(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the equivalent term or concept in that jurisdiction;
(d)	references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England;
(e)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 5); and
(f)	any reference in this Agreement to the Seller’s knowledge or any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or to the extent that the Seller is aware or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons and shall carry no requirement to make enquiries of any other person:

Name	Position

Mark Armour	Chief Financial Officer of Reed Elsevier Group PLC

Steve Cowden	General Counsel of Reed Elsevier Group PLC

Ian Fraser	HR Director of Reed Elsevier Group PLC

Paul Miles	Group Chief Accountant of Reed Elsevier Group PLC

Paul Morton	Head of Group Taxation of Reed Elsevier Group PLC

Name	Position

Paul Richardson	Group Treasurer of Reed Elsevier Group PLC

Sybella Stanley	Director of Corporate Finance of Reed Elsevier Group PLC

Patrick Tierney	Chairman, Harcourt Education Limited
(g)	any reference in this Agreement to the Purchaser’s knowledge or any statement in this Agreement qualified by the expression so far as the Purchaser is aware or to the best of the Purchaser’s knowledge or to the extent that the Purchaser is aware or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons and shall carry no requirement to make enquiries of any other person:

Name	Position

Robin Freestone	Chief Financial Officer of Pearson plc

Phillip Hoffman	Executive Vice President and Head of Corporate Finance of Pearson plc

Steve Dowling	President and CEO of Pearson School Companies

John Fallon	CEO of Pearson Education Asia, Europe, Middle East and Africa

Victoria Martin	Associate Director, Corporate Finance and Strategy Group

Andy Moss	Executive, Corporate Finance and Strategy Group
(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser (or any person on whose behalf it is acting as agent pursuant to this Agreement) under this Agreement.
4. Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.
5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

6. Recitals. The recitals to this Agreement are subject to the provisions of this Agreement and do not impose any additional obligations on the parties over and above such provisions.